Exhibit 2.2

CONFIDENTIAL TREATMENT REQUESTED. CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED “[***]” TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

SECURITIES PURCHASE AGREEMENT
dated as of April 12, 2016
by and among
LOGITECH EUROPE S.A.,

JAYBIRD, LLC,

the SELLERS named herein,

and

JUDD ARMSTRONG, as the Sellers’ Representative

CONFIDENTIAL TREATMENT REQUESTED. CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED “[***]” TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

SECURITIES PURCHASE AGREEMENT
This SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of April 12, 2016, is made by and among Logitech Europe S.A., a corporation duly organized under the laws of the Canton of Vaud (“Buyer”), JayBird, LLC, a Utah limited liability company (the “Company”), the unit holders of the Company whose signatures are attached hereto (the “Sellers” and each, individually, a “Seller”), and Judd Armstrong as the sellers’ representative (the “Sellers’ Representative”). The parties hereto are from time-to-time referred to collectively as the “Parties” and, individually, as a “Party”.
Capitalized words or terms used in this Agreement not otherwise defined in this Agreement shall have the meaning assigned them in Article 11 hereto. In addition, Article 11 indicates the provisions or Sections of this Agreement where words and terms defined in this Agreement are found.
Recitals
A.    The Company is in the business of developing, manufacturing and marketing premium personal electronic devices for consumers including active lifestyle consumers (the “Business”).
B.    At the Closing, Buyer will purchase and acquire from the Sellers, and the Sellers will sell, transfer, contribute and assign to Buyer, 100% of the issued and outstanding equity interests of the Company (the “Purchase”), which interests are composed of an aggregate of 1,033,567 Class A units of the Company (the “Class A Units”), which, immediately prior to the Closing shall include 42,639 units issued to Best Buy in connection with its exercise of a warrant issued by the Company to Best Buy and dated as of June 20, 2013, 26,667 Class P1 units of the Company (the “Class P1 Units”), and 50,000 Class P2 units of the Company (the “Class P2 Units” and, collectively, with the Class A Units and the Class P1 Units, the “Purchased Units”).
C.    As of the date hereof, and as a material inducement to the willingness of Buyer to enter into this Agreement, (a) non-competition agreements have been executed and delivered by each of the Sellers set forth on Exhibit A hereto (the “Non-Competition Agreements”), which agreements shall become effective only upon the Closing and (b) employment agreements have been executed and delivered by each of the individuals set forth on Exhibit B hereto (the “Employment Agreements”), which agreements shall become effective only upon the Closing.
D.    As of the date hereof, and as a material inducement to the willingness of Buyer to enter into this Agreement, Best Buy executed and delivered the Warrant Exercise and Joinder Agreement attached hereto as Exhibit E (the “Best Buy Agreement”), pursuant to which Best Buy will become the owner of 42,639 Class A Units of the Company immediately prior to the Closing.

AGREEMENT
In consideration of the foregoing and the respective representations, warranties, covenants, agreements, and conditions set forth in this Agreement, and for other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, each Party hereby agrees:
ARTICLE 1.
PURCHASE
1.1    Purchase of the Purchased Units.
(a)    Subject to the terms and conditions of this Agreement, at the Closing, the Sellers will and hereby do sell, assign, contribute, transfer and deliver to Buyer the Purchased Units, with each such Seller selling that number of Purchased Units as are set forth opposite such Seller’s name on Schedule 1.1 of the Disclosure Schedules, free and clear of all Encumbrances.
(b)    Any and all payments to the Sellers pursuant to this Agreement (whether pursuant to the Closing Date Payment, the Indemnity Escrow Funds, the Earnout Payments or otherwise) shall be made to the Sellers’ Representative (on behalf of the Sellers).
1.2    Purchase Price; Closing Date Payment.
At the Closing, Buyer will deliver to the Sellers’ Representative (on behalf of the Sellers based on the applicable Pro Rata Percentages for each such Seller as set forth on Schedule 1.1 (the “Pro Rata Percentages”)) an aggregate amount as set forth below (the “Closing Date Payment”):
(a)    Fifty Million Dollars ($50,000,000) less the Estimated Closing Working Capital Shortfall, if any;
(b)    less an amount equal to [***] (the “Indemnity Escrow Amount”);
(c)    less an amount equal to the aggregate amount of the Company Expenses (which amounts are set forth on Schedule 1.2(c) and shall be repaid at Closing through payments from Buyer to the parties owed such amounts pursuant to payoff letters reasonably acceptable to Buyer);
(d)    less an amount equal to the aggregate amount of the Change of Control Payments (which amounts are set forth on Schedule 1.2(d) and shall be repaid at Closing through payments from Buyer to the parties owed such amounts pursuant to payoff letters reasonably acceptable to Buyer);
(e)    less an amount equal to the aggregate amount of the Transaction Bonus Payments (which amounts are set forth on Schedule 1.8 and shall be paid at Closing as provided in Section 1.8(b));
(f)    less an amount equal to the Company Closing Indebtedness (which amounts are set forth on Schedule 1.2(f) and shall be repaid at Closing through payments from Buyer to the lenders pursuant to payoff letters reasonably acceptable to Buyer); and
(g)    less an amount equal to [***] to be placed in a Sellers’ Representative administrative account as identified by the Sellers’ Representative prior to Closing (the “Sellers’ Representative Fund”) (and to be used by the Sellers’ Representative to pay any fees, costs or other expenses it may incur in performing its duties or exercising its rights hereunder; with any amounts remaining in the Sellers’ Representative Fund distributed to the Sellers in accordance with their applicable Pro Rata Percentages promptly following such time that the Sellers’ Representative determines that its duties under this Agreement have concluded).
The aggregate amount to be paid by Buyer at Closing (that is the amount of the Closing Date Payment plus the amount set forth in Section 1.2(b) plus the amount set forth in Section 1.2(c) plus the amount set forth in Section 1.2(d) plus the amount set forth in Section 1.2(e) plus the amount set forth in Section 1.2(f) plus the amount set forth in Section 1.2(g)) (as adjusted pursuant to Sections 1.3 and 1.4 below) together with the Earnout Payments, prior to any application of Section 1.7(e), paid under Section 1.7 (if any) below are collectively the “Purchase Price”. The Purchase Price payable to the Sellers will be paid in immediately available funds to an account, and pursuant to such payment instructions, as may be designated in writing by the Sellers’ Representative no later than two (2) Business Days prior to the Closing Date (and which shall include the schedule amounts and computations set forth in this Section 1.2 above) or other payment date for the Earnout Payments.
1.3    Adjustment of Purchase Price.
(a)    No later than three (3) Business Days prior to the Closing Date, the Sellers’ Representative shall deliver to Buyer a good faith estimate of Closing Working Capital of the Company (“Estimated Closing Working Capital”) together with any related materials reasonably requested by Buyer, determined as of 11:59pm Mountain Daylight Time on the day immediately preceding the Closing Date. “Closing Working Capital” shall be calculated in the manner set forth on Schedule 1.3(a) attached hereto and reasonably acceptable to Buyer, shall be determined as of 11:59pm Mountain Daylight Time on the day immediately preceding the Closing Date and shall be defined as “Current Assets” (which means: cash, trade receivables; inventories (adjusted for current and future obsolescence in accordance with GAAP); inventory deposits; and prepaid expenses) less “Current Liabilities” (which means: the amount owed under the Working Capital Line of Credit (provided that such amount owed on the Working Capital Line of Credit shall not exceed Five Million Dollars ($5,000,000), and to extent that it does, then any amount over Five Million Dollars ($5,000,000) shall be included as Company Closing Indebtedness and be set forth on Schedule 1.2(f)); amounts owed under the ReadyActive Note and Supply Chain Note (provided that such amounts owed on the ReadyActive Note and Supply Chain Note, taken together, shall not exceed Eight Hundred and Fifty Thousand ($850,000), and to extent that such amounts exceed Eight Hundred and Fifty Thousand ($850,000), then such amounts over Eight Hundred and Fifty Thousand ($850,000) shall be included as Company Closing Indebtedness and be set forth on Schedule 1.2(f)); accounts payable (including credit-card payable and sales tax payable); accrued provisions for product returns and warranty claims; accrued provisions for open purchase commitments; and accrued expenses). Additionally, any obligation of the Company to make any Transaction Bonus Payments listed on Schedule 1.8 shall not be included as Current Liabilities for purposes of determining Closing Working Capital; nor shall Buyer’s assumption of the obligation to pay the Transaction Bonus Payments, the Company Expenses, the Change of Control Payments or the repayment of the Company Closing Indebtedness be deemed Current Assets for purposes of determining Closing Working Capital. “Estimated Closing Working Capital Shortfall” means the amount, if any, by which Estimated Closing Working Capital is less than [***] (the “Target Net Working Capital”). An example of the calculation of Closing Working Capital as of March 31, 2016 is set forth on Schedule 1.3(a). Within ninety (90) days after the Closing Date, Buyer shall prepare and deliver to the Sellers’ Representative (i) a balance sheet of the Company as of the Effective Time, dated as of the Closing Date (the “Closing Balance Sheet”), prepared in accordance with GAAP (except with respect to year-end adjustments) and, to the extent consistent with GAAP, the Company’s historic accounting practices used in the preparation of the December 31, 2015 balance sheet included in the Financial Statements; provided, that (i) no purchase accounting adjustments in respect of the transactions contemplated by this Agreement shall be made, and (ii) its calculation of Closing Working Capital shall be prepared in a manner consistent with Schedule 1.3(a). The costs, fees and expenses of the preparation of Closing Balance Sheet and Closing Working Capital shall be paid by Buyer.
(b)    The Sellers’ Representative shall have forty-five (45) days to review the Closing Balance Sheet after delivery by Buyer and the calculation of the Closing Working Capital following their delivery to the Sellers’ Representative, and Buyer and the Company shall reasonably cooperate with the Sellers’ Representative and provide any other information used in preparing the Closing Balance Sheet and the calculation of Closing Working Capital reasonably requested by the Sellers’ Representative, along with reasonably requested applicable accounting and other financial records and data. Following such review, if the Sellers’ Representative disagrees with the Closing Balance Sheet or the calculations of Closing Working Capital, the Sellers’ Representative will deliver to Buyer written notice of its disagreement including a reasonably thorough description of the basis for such disagreement (a “Notice of Working Capital Disagreement”) on or before the end of the 45-day period. In the event such Notice of Working Capital Disagreement is not delivered to Buyer within such 45-day period, the Sellers’ Representative (on behalf of Sellers) and the Sellers will be deemed to have agreed with the Closing Balance Sheet and the calculation of Closing Working Capital as provided by Buyer. The Sellers’ Representative shall keep confidential any information provided by the Company under this Section 1.3(b) pursuant to the terms of Section 6.11.
(c)    During the fifteen (15) business-day period following delivery of any Notice of Working Capital Disagreement, the Parties in good faith shall seek to resolve any such disagreement. Any disputed items resolved in writing between the Sellers’ Representative and Buyer within such fifteen (15) business-day period shall be final and binding with respect to such items, and if the Sellers’ Representative and Buyer agree in writing on the resolution of all disagreements, the Closing Balance Sheet and the amounts of Closing Working Capital, the amount so determined shall be final and binding on the Parties for all purposes hereunder.
(d)    If Buyer and the Sellers’ Representative are unable to resolve all disagreements set forth in such Notice of Working Capital Disagreement within such fifteen (15) Business Days (or such longer period as Buyer and the Sellers’ Representative may mutually agree in writing), all matters in the Notice of Working Capital Disagreement that remain in dispute shall be submitted to and resolved by a nationally recognized accounting firm that is independent of Buyer and the Company and agreed upon by each of Buyer and the Sellers’ Representative (or failing such agreement within ten (10) Business Days, then a selection agreed to by the auditor of Buyer and the most recent auditor of the Company within ten (10) Business Days after notice to each such auditor) (the “Independent Accounting Firm”). Buyer and the Sellers’ Representative shall instruct the Independent Accounting Firm to select one of its partners experienced in purchase price adjustment disputes to make a final determination of the Closing Balance Sheet and Closing Working Capital. Each of Buyer and Sellers’ Representative shall provide copies to the other of any materials provided to the Independent Accounting Firm and shall not have any discussions with the Independent Accounting Firm without the other present. Buyer and the Sellers’ Representative shall further instruct the Independent Accounting Firm that, in resolving the items in the Notice of Working Capital Disagreement that are still in dispute and in determining the Closing Balance Sheet and Closing Working Capital, the Independent Accounting Firm shall (i) not assign to any item in dispute a value that is (A) greater than the greatest value for such item assigned by Buyer, on the one hand, or the Sellers’ Representative, on the other hand, or (B) less than the smallest value for such item assigned by Buyer, on the one hand, or the Sellers’ Representative, on the other hand, (ii) make its determination based on an independent review (which will be in accordance with Schedule 1.3(a) and the guidelines and procedures set forth in this Agreement) and at a conference concerning the dispute, at which conference each of Buyer and the Sellers’ Representative shall have the right to present their respective positions with respect to the dispute and have present their respective advisors, counsel and accountants, (iii) render a final resolution in writing to Buyer and the Sellers’ Representative (which final resolution shall be requested by Buyer and the Sellers’ Representative to be delivered not more than sixty (60) days following submission of such disputed matters), which shall be final, conclusive and binding on the Parties with respect to the Closing Balance Sheet and Closing Working Capital, and (iv) provide a written report to Buyer and the Sellers’ Representative, if requested by either of them, which sets forth in reasonable detail the basis for the Independent Accounting Firm’s final determination. The fees and expenses of the Independent Accounting Firm shall be allocated between Buyer, on the one hand, and the Sellers’ Representative (on behalf of the Sellers based upon their applicable Pro Rata Percentages), on the other hand, based upon the percentage by which the portion of the contested amount not awarded to each of Buyer and the Sellers’ Representative bears to the amount actually contested by such Party (for example, if a total of $1,000 is in dispute and a total of $600 is awarded to the Sellers, then Buyer pays 60% of the Independent Accounting Firm’s fees and the Sellers’ Representative pays 40%).
(e)    If the amount of (i) Closing Working Capital, as finally determined pursuant to this Section 1.3 (the “Final Closing Working Capital”) is less than (ii) Estimated Closing Working Capital (as determined pursuant to Section 1.3(a)) (such amount, the “Working Capital Shortfall”), the Sellers (or the Sellers’ Representative on behalf of Sellers based on each Seller’s applicable Pro Rata Percentage) shall pay the amount of the Working Capital Shortfall to Buyer (or its designee). Payment of the amount of the Working Capital Shortfall shall be due five (5) Business Days after the first to occur of (A) notification from the Sellers’ Representative to Buyer that the Sellers’ Representative has waived the 45-day period as provided in Section 1.3(b) and agrees with Buyer’s Closing Balance Sheet and calculation of the Closing Working Capital, (B) the end of the 45-day period as provided in Section 1.3(b), if the Sellers’ Representative does not deliver such a waiver or a Notice of Working Capital Disagreement prior to the end of such period, or (C) final resolution of the Closing Balance Sheet and the amount of Closing Working Capital in accordance with Section 1.3(c) or Section 1.3(d). Any such payment shall be made by wire transfer of U.S. dollars in immediately available funds to such accounts as may be designated in writing by Buyer at least two (2) Business Days prior to such payment date. Notwithstanding the foregoing, Buyer may elect in its sole discretion to recover any portion of the Working Capital Shortfall through any combination of the following: (A) in accordance with Section 1.7(e), Buyer, in its sole discretion, is entitled to offset on a dollar-for-dollar basis from any Earnout Payment otherwise payable by Buyer pursuant to Section 1.7 any amounts owed to Buyer (or any applicable Affiliate of Buyer) by the Sellers under this Section 1.3(e) and (B) Buyer may, in its sole discretion, elect to withdraw any portion of the Working Capital Shortfall from the Indemnity Escrow Amount, and in such event Buyer and the Sellers’ Representative shall execute joint written instructions to the Escrow Agent in accordance herewith.
(f)    The Parties understand and agree that all cash in the Company may be distributed or disbursed to the Sellers, in accordance with the Company LLC Agreement, on or prior to the Closing Date and that to the extent any cash remains in the Company at Closing it shall be included in the calculation of Closing Working Capital.
1.4    Escrow.
(a)    At the Closing, Buyer, on behalf of the Sellers, will pay the Indemnity Escrow Amount, by wire transfer of immediately available funds, to an escrow account at Bank of America, National Association, or any other escrow agent agreed to by Buyer and the Company (the “Escrow Agent”) pursuant to an escrow agreement agreed to by Buyer and the Company that contains substantially similar material terms as the escrow agreement attached as Exhibit C (the “Escrow Agreement”). Subject to Section 1.4(b), the Indemnity Escrow Amount plus all earnings thereon (the “Indemnity Escrow Funds”) will be available to satisfy any indemnification obligations of Sellers under this Agreement occurring within one (1) year of the Closing Date, and the remaining balance thereof shall be released and distributed to the Sellers’ Representative (on behalf of the Sellers) on the first (1st) anniversary of the Closing Date.
(b)    If Buyer or any Buyer Indemnified Party (acting in good faith) has submitted to Sellers’ Representative a notice for indemnification under Article 9 of this Agreement on or prior to the release date to Sellers of the Indemnity Escrow Funds, then Buyer’s right to recourse against the Indemnity Escrow Funds shall survive until such time as such claim is fully and finally resolved, at which time the remaining balance thereof shall be released and distributed to the Sellers’ Representative (on behalf of the Sellers). Any amount due to a Buyer Indemnified Party pursuant to Article 9 hereof shall, at Buyer’s option, be paid by the Escrow Agent from the Indemnity Escrow Funds to the extent of funds available thereunder and in accordance with the procedures set forth in the Escrow Agreement; provided, that nothing in this Section 1.4 shall limit or expand the rights of any Buyer Indemnified Party under Article 9 hereof. With respect to matters relating to disbursements from the Indemnity Escrow Funds, Buyer and the Sellers’ Representative each agree to execute joint written instructions to the Escrow Agent in a manner consistent with the terms and conditions of this Agreement.
1.5    Tax Treatment of Transaction; Allocation of Purchase Price.
(a)    The Parties acknowledge that for United States federal and state income Tax purposes: the Purchase will be treated under Revenue Ruling 99-6 as if (i) each of the Sellers had sold all their Purchased Units to Buyer; (ii) Buyer had purchased all of the assets of the Company; and (iii) the Company’s classification as a partnership terminated as of the end of the Closing Date.
(b)    To the extent relevant to the preparation of Tax Returns of Buyer, the Company, and/or the Sellers, including, without limitation, for purposes of (i) adjusting the Tax basis of the Company’s assets after the Closing Date, and (ii) computing the amount of gain, if any, described in Code Section 751 with respect to the Sellers’ sale of the Purchased Units, the Purchase Price (as adjusted hereunder) and any Company liabilities and other amounts deemed to be paid for the Company’s assets shall be allocated among the assets of the Company based upon their relative fair market values and the Earnout Payments shall be allocated entirely to the Company’s goodwill. Such fair market values shall be determined by the parties and the parties shall endeavor to agree on such values but shall be under no obligation to reach any such agreement. While given in connection with the Purchase, no portion of the Purchase Price is allocable to the Non-Competition Agreements or the Employment Agreements.
1.6    Withholding.
Buyer and the Company will be entitled to deduct, and withhold, from any amount payable pursuant to this Agreement (including payments of Purchase Price and Earnout Payments and releases of the Indemnity Escrow Funds) such amounts as Buyer or the Company (or any Affiliate thereof) shall reasonably determine in good faith they are required to deduct and withhold with respect to the making of such payment under the Code or any other provision of applicable Tax Law, provided that all amounts deducted and withheld are paid to appropriate Governmental Authorities. To the extent that amounts are so withheld by Buyer or the Company (or any Affiliate thereof), such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding were made.
1.7    Earnout Payments.
As additional, partial consideration for the Purchased Units, and subject to the provisions set forth in this Section 1.7, Buyer shall pay the Sellers contingent, additional earnout amounts (the “Earnout”), if any, of up to an aggregate amount of Forty-Five Million Dollars ($45,000,000) (all such amounts, the “Earnout Payments”) based upon the Net Revenue (as hereinafter defined) of the Jaybird Product Category (as hereinafter defined) for each period set forth in this Section 1.7, subject to the provisions of this section below. The Earnout Payments shall be determined as follows:
(a)    Earnout Period One. If Net Revenue totals between [***] and [***] or more for the period beginning July 2, 2016 and ending June 30, 2017 (which is intended to be the start of Logitech International, S.A.’s second quarter of fiscal year 2017 through the end of its first quarter of fiscal year 2018) (“Earnout Period One”), then, subject to reduction under Section 1.7(e), Buyer will deliver to the Sellers’ Representative (on behalf of the Sellers based on the applicable Pro Rata Percentage for each such Seller) such portion of Twenty-Five Million Dollars ($25,000,000) in additional consideration that is equal to the proportion of which actual Net Revenue is between such [***] and [***] range, on a straight-line basis (such additional amount, before reduction under Section 1.7(e), the “2017 Earnout Amount”). If Net Revenue is equal to or less than [***] for Earnout Period One, then Buyer will pay no Earnout Payment with respect to such period. As examples, if Net Revenue is [***], then there will be no additional payment; if Net Revenue is [***] or more, then all $25,000,000 shall be the additional payment; and if Net Revenue is [***] (i.e. exactly 50% through the range of [***] to [***]), then $12,500,000 shall be the additional payment, and so forth.
(b)    Earnout Period Two. Additionally, if Net Revenue totals between [***] and [***] or more for the period beginning July 1, 2017 and ending June 29, 2018 (which is intended to be the start of Logitech International, S.A.’s second quarter of fiscal year 2018 through the end of its first quarter of fiscal year 2019) (“Earnout Period Two”), then, subject to reduction under Section 1.7(e), Buyer will deliver to the Sellers’ Representative (on behalf of the Sellers based on the applicable Pro Rata Percentage for each such Seller) such portion of Twenty Million Dollars ($20,000,000) in additional consideration that is equal to the proportion of which actual Net Revenue is between such [***] and [***] range, on a straight-line basis (such additional amount, before reduction under Section 1.7(e), the “2018 Earnout Amount”). If Net Revenue is equal to or less than [***] for Earnout Period Two, then Buyer will pay no Earnout Payment with respect to such period. As examples, for such period, if Net Revenue is [***], then there will be no additional payment, and if Net Revenue is [***] or more, then all $20,000,000 shall be the additional payment, and if Net Revenue is [***] (i.e. exactly 50% through the range of [***] to [***]), then $10,000,000 shall be the additional payment, and so forth. In the event that (i) the Net Revenue with respect to Earnout Period One is less than [***] and the Earnout Payment with respect to such period is less than Twenty-Five Million Dollars ($25,000,000) and (ii) the Net Revenue with respect to Earnout Period Two is greater than [***], then Buyer will deliver to the Sellers’ Representative (on behalf of the Sellers based on the applicable Pro Rata Percentage for each such Seller) an additional Earnout Payment equal to the product of (x) the amount by which the Net Revenue with respect to Earnout Period Two exceeds [***] multiplied by (y) [***]. Notwithstanding any other provision in this Agreement, in no event shall (i) the sum of all Earnout Payments paid by Buyer with respect to Earnout Period One exceed Twenty-Five Million Dollars ($25,000,000) and (ii) the sum of all Earnout Payments paid by Buyer with respect to both Earnout Period One and Earnout Period Two exceed Forty-Five Million Dollars ($45,000,000); in both cases prior to any reductions pursuant to Section 1.7(e).
(c)    The Sellers acknowledge and agree that Buyer, as the owner of the Company and the Business (including the Jaybird Product Category) after the Closing, has the power to direct the management, strategy and business decisions of the Company and the Business (including the Jaybird Product

Category) after the Closing. Notwithstanding the foregoing, Buyer agrees that Buyer and its Affiliates will make decisions relating to the management and strategy of the Company and the Business (including the Jaybird Product Category) in good faith and not with the sole or primary purpose of reducing or avoiding the Earnout Payments. The Sellers agree that they will have no claim or other rights (other than the dispute rights of the Sellers’ Representative set forth in Section 1.7(d)) related to decisions made or actions taken by Buyer and its Affiliates after the Closing made in accordance with this Section 1.7(c), even if such decisions or actions result in a reduction or elimination of the Earnout Payments. “Net Revenue” shall, for a particular period, mean all revenue of the Jaybird Product Category for such period, as a stand-alone business group, calculated in accordance with GAAP, and shall include discounts, promotions and returns as reported as part of the audited financial statements of Logitech International, S.A. “Jaybird Product Category” means all “JayBird” branded products existing as of the Closing (including any such products that Buyer rebrands after the Closing) and all products listed in the JayBird product roadmap set forth on Schedule 1.7(c).
(d)    Buyer shall prepare, or cause to be prepared, and delivered to the Sellers’ Representative a written statement setting forth the computation of Net Revenue for each of Earnout Period One and Earnout Period Two (each, an “Earnout Statement”), on or before the later of (i) the date that is forty-five (45) days after the end of such Earnout period and (ii) five (5) Business Days after the date following the end of such Earnout period on which Logitech International, S.A. files a quarterly report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 10-Q with the Securities and Exchange Commission for the first quarter of its fiscal year. The Net Revenue set forth in such Earnout Statement shall become final and binding upon the Parties thirty (30) days following receipt by the Sellers’ Representative unless the Sellers’ Representative gives written notice of disagreement to Buyer prior to the end of such thirty (30)-day period. Any such notice of disagreement must contain a statement of the basis for Sellers’ disagreement. Any portion of the Earnout which is undisputed must be paid by the seventy-fifth (75th) day following the end of the applicable Earnout period (or thirty (30) days following final resolution of the Earnout amount if later). With respect to any disputed Earnout portion, Buyer and the Sellers’ Representative each agree to attempt in good faith to reach an agreement with respect to the disputed amounts. If Buyer and the Sellers’ Representative shall have failed to resolve such disputed amounts within thirty (30) days after receipt of the notice of disagreement (or such longer period as the Parties mutually agree to in writing), then such dispute may at any time thereafter be referred to the Independent Accounting Firm by either Buyer or the Sellers’ Representative for resolution in a manner substantially similar to the procedures set forth in Section 1.3(d) (and the other reasonably applicable provisions of Section 1.3) above.
(e)    Notwithstanding anything in this Agreement to the contrary, Buyer, in its sole discretion, is entitled to offset on a dollar-for-dollar basis from any Earnout Payment otherwise payable by Buyer pursuant to this Section 1.7 (i) amounts that are or reasonably may be owed to Buyer (or any applicable Affiliate of Buyer) by the Sellers under Section 1.3(f) and (ii) amounts that are or reasonably may be owed to any Buyer Indemnified Party by the Sellers in their capacity as the Indemnifying Parties under Article 9.
(f)    The Parties hereto hereby acknowledge and agree that the right of the Sellers to any portion of any Earnout Payment, if any, shall not be represented by a certificate or any negotiable or other instrument, shall not represent an ownership interest in the Company, Buyer or any of their respective Affiliates or their respective businesses or assets (including, from and after the Closing, the assets of the Business) and shall not entitle the Sellers to any rights common to any holder of any equity security of the Company, Buyer or any of their respective Affiliates. Nothing in this Section 1.7 or elsewhere in this Agreement shall create or be deemed to create a fiduciary duty on the part of the Company, Buyer or any of their respective Affiliates to any Seller in respect of any Earnout Payment. The Parties hereto hereby acknowledge and agree that the right of any Seller to any portion of any Earnout Payment, if any, shall not be transferrable or assignable without the prior written consent of Buyer, which shall not be unreasonably withheld or delayed; provided, however, that any attempted transfer or assignment of such rights by any Seller (other than as permitted by the provisions of this Section 1.7(f)) shall be null and void; and provided, further, that any such assignment shall be subject to the restrictions set forth below:
(i)    such assignment shall not take effect unless and until the proposed assignor shall have delivered a reasonably detailed notice to Buyer setting forth the terms of such proposed assignment not less than (i) in the case of a proposed assignment by Sellers for estate or tax planning purposes, twenty (20) days, or (ii) in the case of all other proposed assignments, thirty (30) days, prior to the proposed effective date thereof;
(ii)    such assignment shall not be for the purpose of avoiding any provisions of this Agreement;
(iii)    such assignment shall not entitle such permitted assignee to any rights under this Agreement other than the particular economic rights explicitly assigned to such assignee in writing (with such written assignment instrument reviewed and approved in writing by Buyer in advance), and the assignment of such economic rights shall automatically and permanently eliminate any claim or entitlement of such assignor with respect to such economic rights; and
(iv)    prior to the effectiveness of such proposed assignment, the proposed assignor shall deliver to Buyer an executed agreement giving effect to such assignment and to indemnify Buyer, in form and substance reasonably satisfactory to Buyer, with respect to any Losses imposed on, sustained, incurred or suffered by or asserted against Buyer or any Buyer Indemnified Party arising from, relating to or with respect to such assignment, including any claims or assertions by any other Person that such Person is entitled to any such amounts or payments.
(g)    Notwithstanding anything in this Agreement to the contrary, with respect to any Earnout Payment, each Seller hereby agrees that (i) the amount of any applicable Stifel Fee shall reduce the aggregate amount of any Earnout Payment otherwise payable by the Sellers’ Representative to the Sellers under this Agreement and (ii) the Sellers’ Representative is entitled to pay any applicable Stifel Fee out of the amount of any Earnout Payment prior to the Sellers’ Representative effecting payments to the Sellers based on their respective Pro Rata Percentages of such reduced amount.
1.8    Transaction Bonus Payments.
(a)    Schedule 1.8 to this Agreement sets forth the names of certain employees and contractors of the Company (“Bonus Payees”) to whom the Company intends to make Transaction Bonus Payments contingent on the Closing of the transactions contemplated by this Agreement, on the Bonus Payee’s execution and delivery to the Company before Closing of an award agreement and release, which shall be in the form reviewed and approved by Buyer and attached to Schedule 1.8 (an “Award Agreement”) and on the Bonus Payee’s satisfaction of the other terms and conditions for payment set forth in his or her Award Agreement. The Transaction Bonus Payments shall be treated as a liability of the Company incurred before the Closing Date and will be included on the Company’s financial accounts as of the Closing Date. Schedule 1.8 also sets forth for each Bonus Payee the amount of the Transaction Bonus Payment, if any, to be made to the Bonus Payee on the Closing Date.
(b)    The Company may, prior to the Closing Date, modify Schedule 1.8 to change the designation of Bonus Payees or the amounts of Transaction Bonus Payments to which any or all Bonus Payees may become entitled at Closing by providing a modified Schedule 1.8 to Buyer and Sellers’ Representative not less than three (3) Business Days before the Closing Date. Following the Closing, the

Company shall not modify or amend any Award Agreement without the written consent of the Sellers’ Representative, not to be unreasonably withheld.
(c)    At or promptly following the Closing, Buyer shall pay or cause the Company or any Affiliate of Buyer to pay to each Bonus Payee his or her applicable Transaction Bonus Payment, net of any applicable withholding Taxes.
(d)    The Company’s obligation to make Transaction Bonus Payments listed on Schedule 1.8 shall not be deemed a Current Liability for purposes of determining the Final Closing Working Capital under Section 1.3; nor shall Buyer’s assumption of the obligation to pay the Transaction Bonus Payments be deemed a Current Asset of the Company for purposes of determining Final Closing Working Capital under Section 1.3.
ARTICLE 2.
CLOSING
2.1    Time and Place of Closing.
Upon the terms set forth in this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place by coordinated delivery of signature pages and other relevant documents (via overnight delivery, facsimile, electronic transmission and other similar means for exchanging documentation) as promptly as possible, and in any event no later than three (3) days following the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Article 7 (other than those conditions that by their nature are to be fulfilled at Closing, but subject to the satisfaction or waiver of such conditions) or on such date as the Sellers’ Representative and Buyer may agree in writing. The date of the Closing shall be referred to herein as the “Closing Date.” The consummation of the transactions contemplated by this Agreement will be deemed to take place as of 12:01 a.m. on the Closing Date (the “Effective Time”).
2.2    Closing Deliveries of the Company or the Sellers.
At the Closing, the Sellers and the Company will execute and deliver or cause to be executed and delivered, as applicable, to Buyer:
(g)    An assignment, substantially in the form of Exhibit D attached hereto, duly executed by the applicable Seller with respect to the Purchased Units.
(h)    A certificate of an officer of the Company certifying that attached thereto are true and complete copies of (i) the Charter Documents of the Company, as amended through and in effect on the Closing Date, and (ii) resolutions of the managers of the Company authorizing the Company’s execution, delivery and performance of this Agreement, the other agreements contemplated hereby to which it is a party, and consummation of the transactions contemplated hereby by the Company.
(i)    A certificate of good standing or existence for the Company from the Division of Corporations and Commercial Code of the State of Utah dated not more than two (2) Business Days prior to the Closing Date.
(j)    The resignations, effective as of the Closing Date, of each of the managers and officers of the Company.
(k)    The Escrow Agreement executed by the Sellers’ Representative.
(l)    A statement of the Company executed by its manager under Treasury Regulation Section 1.1445-11T(d)(2)(i) that less than 50% of the fair market value of the assets of the Company consists of interests in United States real property.
(m)    IRS Forms W-9 or W-8 executed by each of the Sellers.
(n)    The payoff letters in respect of Company Closing Indebtedness, Company Expenses and Change of Control Payments (if any) that are reasonably acceptable to Buyer, executed by the Company’s counterparties thereto.
(o)    The consents, approvals, assignments, notices, waivers, authorizations or other certificates set forth on Schedule 2.2(i).
(p)    A certificate of an officer of the Company certifying the calculation of the Closing Date Payment and each component thereof, a draft of which shall be provided to Buyer no later than two (2) Business Days prior to the Closing.
(q)    Award Agreements pursuant to Section 1.8(a), executed by each of the recipients of Transaction Bonus Payments.
(r)    Evidence reasonably satisfactory to Buyer that each of the agreements set forth on Schedule 2.2(l) shall have been terminated without further force or effect with respect to the Company prior to the Closing.
(s)    A list of each of the assets and liabilities of the Company and the jurisdiction in which each of the assets and liabilities is located as of the Closing, containing at least the information set forth in Schedule 2.2(m), in a form reasonably acceptable to Buyer.
2.3    Closing Deliveries of Buyer.
At the Closing, Buyer will execute and deliver or cause to be executed and delivered, as applicable, to the Sellers’ Representative:
(c)    The Escrow Agreement executed by Buyer.
(d)    Payment of the Closing Date Payment, as set forth in Section 1.2.
(e)    Evidence in form and substance reasonably satisfactory to the Sellers’ Representative of the payment of the Indemnity Escrow Amount as contemplated by Section 1.4.
ARTICLE 3.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the correspondingly numbered Schedule of the Disclosure Schedules delivered by the Company to Buyer concurrently with the execution and delivery of this Agreement (the “Disclosure Schedules”), the Company represents and warrants to Buyer that the following are true and correct as of the date hereof and as of the Closing Date:

3.1    Organization; Power.
The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Utah. The Company has all requisite power and authority to conduct its business as it is now being conducted and to own, lease and operate its property and assets as now owned, leased and operated. The Company is duly qualified to do business and is in good standing as a foreign entity in each jurisdiction where the nature of its activities or character of the properties owned, leased or operated by it requires such qualification, except where the failure to be so qualified and in good standing would not be reasonably likely to have a Material Adverse Effect. The Company has delivered a true and correct copy of its Charter Documents, as amended to date, each in full force and effect on the date hereof, to Buyer. The Company is not in violation of any of the provisions of its Charter Documents, and no changes thereto are pending.
3.2    Capitalization.
(a)    The Company’s authorized, issued and outstanding ownership equity as of the date of this Agreement is as set forth on Schedule 3.2(a) of the Disclosure Schedules, which schedule sets forth the name and last known address of each holder of Company equity interests and the number and class or series of Company units held thereby.
(b)    Any warrants to purchase equity interests in the Company as of the date of this Agreement are as set forth on Schedule 3.2(b), which schedule sets forth the name and last known address of each holder of such a warrant and number and class or series of Company units to which the warrant entitles the holder.
(c)    All of the Company’s membership units have been duly authorized and validly issued and are fully paid and non-assessable. Other than the Purchased Units, there are not outstanding any (i) membership, equity, capital stock or other ownership interests, units, stock or securities in the Company, (ii) securities convertible into or exchangeable for equity interests in the Company, (iii) options, warrants or other rights issued by the Company to purchase or subscribe for equity interests in the Company or any securities convertible into or exchangeable for such equity interests, (iv) contracts, understandings or arrangements relating to the issuance of, or obligating the Company to issue, equity interests in the Company or any securities convertible into or exchangeable for any of the same (including preemptive rights), or (v) equity appreciation, phantom equity, calls or commitments or similar rights with respect to and issued by the Company. There are no agreements or other obligations (contingent or otherwise) which may require the Company to repurchase or otherwise acquire any equity interests in the Company. All information set forth on Schedule 1.1 (including the Pro Rata Percentages) will be complete and correct as of the Closing Date.
3.3    No Subsidiaries.
The Company does not own and has never owned, directly or indirectly, any equity interests in any Person.
3.4    Authority Relative to this Agreement.
The Company has all requisite limited liability company power and authority to execute and deliver this Agreement, the other agreements contemplated hereby and any ancillary documents hereto and thereto to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the other agreements contemplated hereby to which the

Company is a party have been duly authorized by all necessary limited liability company action and no other approval of any of the Company’s Affiliates or related persons (including equityholders, directors, officers and otherwise) is necessary for the Company to enter into this Agreement and any other agreements contemplated hereby or to consummate the transactions contemplated hereby or thereby. This Agreement and the other agreements contemplated hereby to which the Company is a party have been duly and validly executed and delivered by the Company and constitute the legal, valid and binding agreements of the Company, enforceable against it in accordance with their terms, except as may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether considered in a proceeding at law or in equity).
3.5    Consents and Approvals; No Violations.
(a)    No action, approval, consent, permit, license, order or authorization by, or other order of, or registration or filing with, or notification to, any Governmental Authority or any other Person by, with respect to or on behalf of the Company, is or will be necessary in connection with the execution, delivery and performance of this Agreement, the consummation by the Company of the Purchase and the operation of the Business following the Closing, other than: (i) those filings, consents and notifications that are disclosed in Schedule 3.5 of the Disclosure Schedules and (ii) any such action, approval, consent, authorization, filing or notification that, if not made or obtained, would not materially affect the Business or the ability of the Company to consummate the Purchase.
(b)    Neither the execution and delivery of this Agreement by the Company, nor the other agreements contemplated hereby to which it is a party, nor the performance by the Company of any of the terms hereof or thereof, nor the consummation of the transactions contemplated hereby or thereby, will:
(i)    violate, conflict with or result in a breach of any provision of any Law applicable to the Company or the Company’s Charter Documents, to the extent applicable;
(ii)    result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a material default (or give rise to any right of acceleration, termination or cancellation) under, any of the terms, conditions or provisions of any Contract to which the Company is a party or by which the Company or any of its property or assets may be bound;
(iii)    result in the creation of any Encumbrance on any of the Purchased Units; or
(iv)    violate any Governmental Regulation applicable to the Company.
3.6    Financial Statements; Absence of Certain Changes.
(a)    Schedule 3.6(a) of the Disclosure Schedules includes: true and complete copies of (i) the balance sheet of the Company as of December 31, 2015, and the related statements of income, members’ capital and cash flows for the year then ended, as audited by CBIZ MHM, LLC (including the notes therein) (which financial statements shall be attached in draft form as of the date of this Agreement in Schedule 3.6(a)(i) and in final form as of the Closing Date in Schedule 3.6(a)(ii)); and (ii) the unaudited balance sheet for the three-month period ended March 31, 2016 (the “Interim Balance Sheet”), and the related unaudited statements of income, members’ capital and cash flows for the three-month period then ended (all statements described in this Section 3.6(a), collectively, the “Financial Statements”). The December 31, 2015 balance sheet of the Company is referred to herein as the “Reference Balance Sheet”.

(b)    Except as otherwise set forth in Schedule 3.6(b) of the Disclosure Schedules: (i) the Financial Statements have been prepared in accordance with GAAP on a consistent basis over the periods covered thereby), (ii) the Financial Statements have been prepared in accordance with the Company’s books and records, and (iii) the Financial Statements present fairly, in all material respects, the respective financial positions and results of operations and cash flows of the Company as of the dates indicated or for the periods indicated. The Company has not received any advice or notification from any of its present or prior independent certified public accountants that it has used any improper accounting practice that would have the effect of not reflecting or incorrectly reflecting in the Financial Statements, or the books and records of the Company, any properties, assets, liabilities, revenues or expenses. To the Knowledge of the Company, there have been no instances of fraud by any officer or employee of the Company, whether or not material, that occurred during any period covered by the Financial Statements. The Company has in place a revenue recognition policy consistent with GAAP. Except for liabilities reflected in the Financial Statements, the Company has no off-balance sheet liability of any nature to, or any financial interest in, any third party or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of debt expenses incurred by the Company. Buyer acknowledges and agrees that certain post-Closing write-downs of the Company’s inventory that result solely from a change in the Company’s accounting methods (and not from a misapplication of GAAP nor from inaccurate or incomplete records or reports of the Company’s inventory) will not be deemed a violation of the representations in this Section 3.6(b).
(c)    Since December 31, 2015, (i) except as disclosed in Schedule 3.6(c) of the Disclosure Schedules, and activities related to the sales and marketing efforts involving the contemplated sale of the Company (including the transactions described in the above Recitals), or actions expressly permitted or required under this Agreement, (A) the Business has been conducted, in all material respects, in the ordinary course of business consistent with past practice, and (B) the Company has not taken any of the actions that it has agreed not to take from the date hereof through the Closing Date pursuant to Section 6.1(b) of this Agreement, and (ii) no Material Adverse Effect has occurred, or any changes, events, occurrences or circumstances that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.
(d)    Since December 31, 2015, except as disclosed in Schedule 3.6(d) of the Disclosure Schedules, there has not occurred any increase in or modification of the compensation or benefits payable or to become payable by the Company to any of its directors, officers, employees or consultants, any material modification of any “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and Internal Revenue Service Notice 2005-1, or any new loans or extension of existing loans to any such Persons (other than routine expense advances to employees of the Company consistent with past practice), and the Company has not entered into any Contract to grant or provide (nor has granted any) severance, acceleration of vesting or other similar benefits to any such Persons.
(e)    Since December 31, 2015, except as disclosed in Schedule 3.6(e) of the Disclosure Schedules, there has not occurred the execution of any employment Contracts or service Contracts or the extension of the term of any existing employment Contract or service Contract with any Person in the employ or service of the Company.
(f)    Since December 31, 2015, except as disclosed in Schedule 3.6(f) of the Disclosure Schedules, there has not occurred any change in title, office or position, or material reduction in the responsibilities of, or change in identity with respect to the management, supervisory or other key personnel of the Company, any termination of employment of any such key employees, or any labor dispute or claim of unfair labor practices, unlawful employment practices or breach of any employment Contract involving the Company.

(g)    Since December 31, 2015, except as disclosed in Schedule 3.6(g) of the Disclosure Schedules, the Company has not incurred any Liability to its officers, members or managers (other than Liabilities to pay compensation or benefits in connection with services rendered in the ordinary course of business consistent with past practice).
3.7    Real Property.
(a)    Schedule 3.7(a) of the Disclosure Schedules sets forth a list of all of the Real Property leased by the Company, including with respect to each parcel of Leased Real Property, (a) the street address of such parcel of Leased Real Property, and (b) the identity of the lessor, or sublessor, as applicable, of such parcel of Leased Real Property. The Company does not own and has never owned any real property.
(b)    The Company has made available to Buyer true, correct and complete copies of all Contracts providing for the leasing, use or occupancy of, the Leased Real Property (the “Leases”). Except as otherwise set forth in Schedule 3.7(b) of the Disclosure Schedules: (i) all Leased Real Property is leased by the Company under a written, valid, enforceable, effective and subsisting lease or sublease (as the same may have been amended or modified), (ii) the Company is not in material breach or default under any Lease, (iii) there exists no condition, event or circumstance which with notice or lapse of time, or both, would constitute a material breach or default under any Lease by the Company, (iv) the Company has not entered into a sublease with respect to any Lease, nor has it assigned or transferred any interest thereunder, (v) other than the Company, there are no parties claiming by, through or under the Company, occupying, or with a right to occupy, the Leased Real Property.
(c)    All facilities located on or comprising the Leased Real Property (i) have been operated and maintained by the Company, to the extent the Company is responsible for such operation and maintenance, in all material respects in accordance with all applicable Laws, (ii) are or may be supplied with utilities and other services reasonably necessary for the operation of the Business, and (iii) are in good condition and the systems located therein are in good working order and condition.  The Company has not received written notice that the facilities of such Leased Real Property encroach on any adjoining property owned by others or public rights of way.  Except as set forth in Schedule 3.7(c), the Closing will not affect the enforceability against any Person of any Lease or the rights of the Company to the continued use and possession of the Leased Real Property for the conduct of the Business.
(d)    The Leased Real Property constitutes all of the real property used by the Company in the conduct of the Business.  All buildings, fixtures and leasehold improvements used by the Company in the Business are located on the Leased Real Property.  To the Knowledge of the Company, there are no facts or conditions affecting any of the Leased Real Property which would interfere with the use or occupancy of such Leased Real Property in the operation of the Business after Closing.
3.8    Material Contracts.
(a)    Schedule 3.8(a) of the Disclosure Schedules sets forth a list of all Material Contracts to which the Company is a party or is bound as of the date of this Agreement. As used herein, “Material Contracts” means all of the following:
(i)    all Contracts that require the purchase of materials, supplies, goods, services or equipment or other assets that provide for aggregate payment of $200,000 or more;
(ii)    all material sale, distribution, marketing, agent, franchise or similar Contracts relating to or providing for the marketing or sale of products or services by the Company and to which the Company is a party or by which it is otherwise bound;
(iii)    all Contracts relating to, or evidences or guarantees of, or providing security for, Indebtedness or the granting of any Encumbrance;
(iv)    all partnership, joint venture, or other similar material Contracts, arrangements or agreements (including any profit sharing agreements not constituting a Benefit Plan), other than the Charter Documents;
(v)    all Contracts or commitments relating to the acquisition or disposition of any interest in any business enterprise (whether by merger, sale of stock, sale of assets or otherwise);
(vi)    all Contracts of the Company restricting or otherwise affecting the ability of the Company (i) to engage, participate or compete with any other Person, in any line of business (including the Business) or to operate in any jurisdiction, market or geographic area (ii) to solicit any customer or employee, or (iii) restricting the ability of the Company to employ any Person;
(vii)    all Contracts of the Company granting most-favored-nation (MFN) pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any Person;
(viii)    all Leases;
(ix)    all Contracts under which the Company is lessor of, or permits any Third Party to hold or operate any, material property, real or personal, owned or controlled by the Company with aggregate annual receipts of at least $100,000, that cannot be terminated on notice of 90 days or less without payment of any penalty by the Company;
(x)    all Contracts between the Company and any of its officers, directors, employees, managers or members or any member of their immediate families (other than any Contract for employment by the Company that is immediately terminable by the Company without cost or Liability and that does not contain bonus, commissions or other payment provisions beyond base salary or hourly rate of pay), including Contracts relating to payments (including severance, retention, bonus, commissions or other remuneration payments or benefits) or loans to current or former officers, directors, employees, members, or Affiliates;
(xi)    all Contracts with any labor union, works council or other representative of the Company’s employees, and any collective-bargaining agreements;

(xii)    all Contracts for the engagement of one or more independent contractors who individually or, in the aggregate, receive more than $20,000 per year, including but not limited to any agreements with any employee leasing or temporary staffing agencies;
(xiii)    the Intellectual Property Contracts;
(xiv)    all Contracts under which the Company agrees to indemnify, or share the Tax liability of, any Person;
(xv)    all Contracts relating to the sale of any property or assets, other than relating to the sale of inventory in the ordinary course of business;
(xvi)    Contracts with each of the twenty (20) largest customers of the Company taken as a whole, determined by revenue for the year ended December 31, 2015;
(xvii)    Contracts with each of the twenty (20) largest suppliers of the Company taken as a whole, determined by purchases for the year ended December 31, 2015;
(xviii)    all Contracts with any customer relating to the purchase of services with aggregate annual payments for 2015 of at least $100,000;
(xix)    any Contract for capital expenditures or construction of fixed assets, in each case in excess of $100,000;
(xx)    any Contract that settled or resolved any potential or actual claims, suits, proceedings, investigations or inquiries, including but not limited to any separation agreements with former employees or consultants;
(xxi)    all Contracts with investment bankers, brokers, advisors or similar parties;
(xxii)    all Contracts wherein or whereby the Company has agreed to, or assumed, any obligation or duty to indemnify, reimburse, hold harmless, guarantee or otherwise assume or incur any obligation or liability or provide a right of rescission with respect to the infringement or misappropriation by the Company or another Person of the Intellectual Property rights of any Person other than the Company; and
(xxiii)    all other existing Contracts to which the Company is a party, not otherwise covered by clauses (i) through (xxii), the termination or loss of which would be reasonably likely to be material to the Company.
(b)    Except as disclosed in Schedule 3.8(b) of the Disclosure Schedules:
(i)    the Company is not a party to any Material Contract where it, nor, to the Knowledge of the Company, any other party thereto, is in material breach thereof or default thereunder, nor has given notice of material breach or default to any other party thereunder, nor is aware of any matters that with notice or the passage of time would create a material breach or default thereunder;
(ii)    each Material Contract is valid and binding on the Company, and, to the Knowledge of the Company, each respective counterparty thereto, and each Material Contract is in full force and effect subject to general principles of equity and except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws of general application relating to creditors’ rights;
(iii)    the Company has fulfilled all material obligations required pursuant to each Material Contract to have been performed by the Company prior to the date hereof, and, to the Knowledge of the Company, without giving effect to the transactions contemplated by this Agreement, the Company will be able to fulfill, when due, all of its obligations under the Material Contracts that remain to be performed after the date hereof; and
(iv)    the Company has made available to Buyer prior to the date hereof true, correct and complete copies of each Material Contract.
3.9    Compliance with Law; Permits.
(a)    The Company is, and has been in the past five (5) years, in compliance in all material respects with all Governmental Regulations applicable to it or to the conduct or operation of the Business, except as disclosed on Schedule 3.9(a) of the Disclosure Schedules.
(b)    The Company has, and is in material compliance with, all approvals, consents, licenses, permits, certificates, accreditations, waivers and other authorizations issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Governmental Regulation (“Governmental Authorizations”) necessary to conduct the Business and own the Company’s assets and properties.
(c)    The Company has not received any written or, to the Company’s Knowledge, other notification (i) asserting that the Company is not in compliance with any Government Regulations or (ii) threatening to revoke any Governmental Authorization owned or held by the Company.
(d)    None of the Company or any director, manager, officer, consultant, employee, or other Person acting on behalf thereof has directly or indirectly (i) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, domestic or foreign, regardless of form, whether in money, property, or services in violation of any Law, (ii) violated any applicable export control, money laundering or anti-terrorism Law, or otherwise taken any action that would be in violation of the Foreign Corrupt Practices Act of 1977 (“FCPA”), (iii) established or maintained any fund or asset on behalf of the Company that has not been recorded in its books and records, (iv) made any illegal consideration to purchasing agents or other representatives of customers in respect of sales made or to be made by the Company, or (v) offered, paid, promised to pay or authorized a payment, of any money or other thing of value (including any fee, gift, sample, travel expense or entertainment) or any commission payment, or any payment related to political activity, to any of the following Persons for the purpose of influencing any act or decision of such Person in his official capacity, including such Person to do or omit to do any act in violation of the lawful duty of such official, securing any improper advantage, or inducing such Person to use his influence with a foreign government or an instrumentality thereof to affect or to influence any act or decision of such government or instrumentality, in order to assist the Company in obtaining or retaining business for or with, or directing the business to: (A) any Person who is an agent, representative, official, officer, director, or employee of any non-U.S. government or any department, agency, or instrumentality thereof (including officers, directors, and employees of state-owned, operated or controlled entities) or of a public international organization; (B) any Person acting in an official capacity for or on behalf of any such government, department, agency, instrumentality, or public international organization; (C) any political party or official thereof; (D) any candidate for political or political party office (such recipients in paragraphs (A),

(B), (C) and (D) of this subsection collectively, “Government Officials”); or (E) any other individual or entity while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any Government Official.
(e)    The Company has established sufficient internal controls and procedures to ensure compliance with FCPA and has made available to Buyer all such documentation. The books, records and accounts of the Company have at all times accurately and fairly reflected, in reasonable detail, the transactions and dispositions of their respective funds and assets. There have never been any false or fictitious entries made in the books, records or accounts of the Company relating to any illegal payment or secret or unrecorded fund, and the Company has not established or maintained a secret or unrecorded fund.
(f)    The Company has not applied for nor received, and is not entitled to nor the beneficiary of, any grant, subsidy or financial assistance from any Governmental Authority.
(g)    The Company has at all times conducted its export transactions in accordance with (1) all applicable U.S. export and re-export controls, including the United States Export Administration Act of 2001, as amended, and Regulations and Foreign Assets Control Regulations and (2) all other applicable import/export controls in other countries in which the Company conducts business.
3.10    Litigation.
Other than as set forth on Schedule 3.10 of the Disclosure Schedules, there are no claims, charges, suits, litigations, arbitrations, inquiries, proceedings, investigations or legal actions of any nature (each, an “Action”) that have been brought by any Governmental Authority or any other Person pending or, to the Knowledge of the Company, threatened, (i) against or by the Company or the Business (or against any officer, director or, to the Knowledge of the Company, employee or agent of the Company in their capacity as such or relating to their employment, services or relationship with the Company), or (ii) that questions the validity of this Agreement or seeks to delay, enjoin or rescind the Purchase. Section 3.10 of the Disclosure Schedules sets forth any such Action to which the Company has been a party or subject to since January 1, 2010. There is no order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Authority or arbitrator to which the Company or any of the assets of the Company is subject.
3.11    Environmental Matters.
(a)    Except as disclosed in Schedule 3.11(a) of the Disclosure Schedules, the Company has timely obtained, renewed and maintained in full force and effect all material Permits that are required under any Environmental Law for the operation of the Business (collectively, the “Environmental Permits”).
(b)    Except as set forth in Schedule 3.11(b) of the Disclosure Schedules, the Company is and has been in material compliance with all Environmental Laws and Environmental Permits and the Company has not incurred any material liabilities under Environmental Laws or Environmental Permits.
(c)    Except as set forth in Schedule 3.11(c) of the Disclosure Schedules, the Company: (i) is not the subject of any written notice, citation, summons, government-issued information request or order arising under any Environmental Law or Environmental Permits related to the Business or the operations thereof, and (ii) has not received any written notice alleging any violation of or liability under any Environmental Law with respect to the operations of the Business or the Company, and there are no pending, or, to the Knowledge of the Company, threatened claims, suits, litigations or actions that have been brought by or against the Company or the Business.
(d)    Except as set forth in Schedule 3.11(d) of the Disclosure Schedules, the Company has not caused or contributed to a Release of Hazardous Materials on any Real Property or any real property formerly owned, leased or used by it, including at any real property to which Hazardous Materials generated by the Business came to be located.
(e)    All Phase One, Phase Two, and other environmental assessments or reports, and all environmental compliance audits in the possession of the Company, of facilities now or formerly leased, controlled or operated by the Company have been made available in the Data Room.
(f)    The Company has not assumed by contract, agreement (including any administrative order, consent agreement, lease or sale lease-back) or operation of law, or otherwise agreed, to (i) indemnify or hold harmless any other Person for any material violation of any Environmental Law or any material obligation or liability thereunder, or (ii) assume any material liability for any Release of any Hazardous Materials, conduct any response, removal or remedial action with regard to any Release of any Hazardous Materials, or implement any institutional controls (including any deed restrictions) regarding any existing Hazardous Materials.
(g)    The Company has not given any release or waiver of liability that would waive or impair any claim, demand, or action related to any material Release of any Hazardous Materials in, on, under, to or from any real property against a previous owner or operator of any real property or against any other Person who may be potentially responsible for such Release.
(h)    Except as set forth in Schedule 3.11(h) of the Disclosure Schedules, the Company has not owned, leased or operated any underground storage tanks, and, to the Knowledge of the Company, there is no friable asbestos, lead-based paint, or polychlorinated biphenyls located at any currently or formerly leased or operated property for which the Company could reasonably have material liability
3.12    Taxes.
Except as set forth in Schedule 3.12 of the Disclosure Schedules:
(a)    The Company has (i) timely filed all income Tax Returns and all other material Tax Returns required by applicable Law to be filed by it; (ii) paid all Taxes shown as due and payable on any such Tax Return; and (iii) paid all Taxes (including all applicable installments) due and payable by it (whether or not related to such Tax Returns).
(b)    The Company has timely and properly withheld (i) all Taxes that it is required to withhold from payments to its employees, agents, contractors, and nonresidents or other Persons and (ii) all sales, use, ad valorem, royalty and value added Taxes. All withheld Taxes have been timely remitted to the proper Taxing Authority in accordance with applicable Law.
(c)    No Tax audits or other legal proceedings are in progress, pending, or to the Knowledge of the Company, threatened in writing with regard to any Taxes or Tax Returns of the Company. The Company has not received in the past three (3) years a notice from any Taxing Authority that it is required to pay Taxes or file Tax Returns in a jurisdiction in which it does not file Tax Returns or pay Taxes. During the past three (3) years, the Company has not received from any Taxing Authority (including jurisdictions where it has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Taxing Authority against the Company.
(d)    The Company does not currently have in effect any waiver of an applicable statute of limitation with respect to Taxes, or agreement to extend the time within which any Tax may be assessed. There is no request for a private letter ruling, request for administrative relief, request for technical advice, request for a change of any method of accounting, or any other request that is pending with any Taxing Authority that relates to the Taxes or Tax Returns of the Company. No power of attorney granted by the Company with respect to any Taxes is currently in force.
(e)    There are no Encumbrances for Taxes on any assets of the Company, other than Permitted Encumbrances.
(f)    The Company is, and since its date of formation continuously has been, properly classified as a partnership for U.S. federal and state income Tax purposes. Neither the Company nor any of its unit holders has taken any action to cause the Company to be treated as a corporation for U.S. federal and state income tax purposes.
(g)    The Company is not (nor has it ever been) a member of an affiliated group filing consolidated United States federal income Tax Returns or consolidated or combined state income Tax Returns, and the Company has no liability for the Taxes of any other Person, jointly or severally (including pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of applicable state, local or foreign Tax law)), or as a result of successor or transferee liability.
(h)    The Company is not (nor has it ever been) a party to or bound by any agreement which requires it to allocate the responsibility for Tax liabilities, or share any Tax benefits or Tax attributes (other than pursuant to customary provisions included in contracts entered into in the ordinary course of business, the primary purpose of which is not related to Taxes, such as leases, licenses, or credit agreements (“Ordinary Course Tax Provisions”)). All Taxes payable with respect to Ordinary Course Tax Provisions have been timely paid in accordance with the terms of such contracts.

(i)    The Company is not (nor has it ever been) a party to any “listed transaction” (or a substantially similar transaction) as defined in Code Section 6707A(c)(2) and Treasury Regulation 1.6011-4(b)(2) (irrespective of the effective dates).
(j)    Since the date of the Financial Statements, the Company has not (i) incurred any Taxes outside the ordinary course of business; (ii) changed a method of accounting for income Tax purposes, (iii) entered into any agreement with any Taxing Authority (including a “closing agreement” under Code Section 7121) with respect to any Tax matter, (iv) surrendered any right to a Tax refund, (v) changed an accounting period with respect to Taxes, (vi) filed an amended Tax Return, or (vii) made, changed, or revoked any election with respect to Taxes.
3.13    Employees; Labor Matters.
(a)    Schedule 3.13(a) of the Disclosure Schedules accurately lists all current employees of the Company as of the date hereof, and for each such employee, his or her: (i) office or job location, (ii) job position, (iii) classification as full-time, part-time, temporary or seasonal, (iv) classification as exempt or non-exempt under applicable state, federal or foreign overtime Laws, (v) hourly rate of compensation or base salary (as applicable), (vi) total 2015 W-2 annual compensation, (vii) target incentive compensation for 2016 (commission and/or bonus, as applicable), (viii)) accrued but unused vacation (or, as applicable, paid time off (“PTO”) as of March 31, 2016), (ix) hours of work per week (for non-exempt and part-time employees), (x) visa type (if any), (xii) the type of leave of absence (if applicable) and expected return to work date, and (xi) commencement date of employment with the Company. All employees of the Company are employed on an “at will” basis and the Company does not have any obligation to either provide any severance payments or benefits to any employee upon termination of employment or provide any particular form or period of notice prior to terminating the employment of any employee. Schedule 3.13(a)-2 of the Disclosures Schedules accurately lists all independent contractors of the Company as of the date hereof, and for each such independent contractor, his or her: (A) description of services or job function, (B) job location, (C) terms of compensation, (D) total 2015 compensation, (E) commencement date with the Company, and (F) amount of notice required to terminate such independent contractor relationship.
(b)    Schedule 3.13(b) of the Disclosure Schedules sets forth a list of all employment, consulting, severance pay, bonus, commission, continuation pay or other similar Contracts (collectively, the “Employment Agreements”), whether written or unwritten, other than oral employment agreements terminable at will without continuing liability to the Company and that do not provide for any special perquisites, promises or monetary compensation other than base salary or base rate of pay and benefits made generally available to employees of the Company, between the Company, on the one hand, and any current or former officer, director, employee or consultant of the Company, on the other hand, that are currently in effect. Except as set forth in Schedule 3.13(b)-2 of the Disclosure Schedules, there are no Employment Agreements to which the Company is a party under which consummation of the Purchase (i) will require any payment by the Company, or any consent or waiver from any other Person, or (ii) will result in any material change in the nature of any rights under any such Employment Agreement or other similar agreement of any of the parties thereto.
(c)    During the past four (4) years, (i) there has been no unfair labor practice complaint brought against the Company or, to the Company’s Knowledge, threatened before the National Labor Relations Board or any other Governmental Authority or otherwise, (ii) there has been no labor strike, material dispute by the employees of the Company, slowdown, picketing or stoppage or, to the Company’s Knowledge, threatened against the Company, (iii) no labor union currently represents or has given the Company written notice that it intends to organize its employees, nor does the Company have any knowledge that any efforts to organize are planned or underway.
(d)    The Company is and has been in compliance in all material respects with all applicable Laws pertaining to employment and employment practices, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, worker classification, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, health and safety, workers’ compensation, privacy, leaves of absence and unemployment insurance. During the past four (4) years, there have been no Actions brought or filed against the Company, or to the Company’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant or independent contractor of the Company. The Company has delivered or made available to Buyer accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other material materials relating to the employment of the current employees of the Company.
(e)    During the past three (3) years, the Company has not effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) (or any similar state or local Law)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Affiliates or (ii) a “mass layoff” (as defined in the WARN Act or any similar Law) affecting any site of employment or facility of any of the Company.
(f)    No current or former employee of Company is, was, or could reasonably be deemed to be or have been improperly classified as exempt under applicable wage and hour Laws. No current or former service provider of the Company is, was or could be reasonably deemed to be or have been improperly classified as an independent contractor by the Company under applicable Laws or the Benefit Plans. No independent contractor is eligible to participate in any Benefit Plan.
(g)    No current manager, officer, employee or consultant of the Company is subject to any Contract or any judgment, decree, or order of any court, administrative agency, or arbitrator that interferes with such individual’s ability to engage in the Business. Since December 31, 2015, except as set forth on Schedule 3.13(g) of the Disclosure Schedules, no employee of the Company has given notice of his or her intention to terminate employment with the Company and the Company has not terminated any of its employees.
3.14    Employee Benefit Plans; ERISA.
Except as set forth in Schedule 3.14 of the Disclosure Schedules:
(a)    Schedule 3.14(a) of the Disclosure Schedules is a true and complete list of all Benefit Plans. For each Benefit Plan, the Company has made available to Buyer true and complete copies of the following, as and to the extent applicable: the plan document, any amendments to the plan document, the summary plan description and any summary of material modification, the most recent Internal Revenue Service favorable determination letter or opinion letter, the IRS Form 5500 Annual Report with all attachments and financial statements for the last three plan years, all material correspondence to or from any Governmental Authority received in the last three years, and all material written agreements and contracts currently in effect, including (without limitation) any administrative service agreement, any trust agreement and any insurance contract.
(b)    Neither the Company nor any ERISA Affiliate of the Company has maintained, sponsored or contributed to, or has had any obligation to contribute to, or has had any liability arising directly or indirectly under or with respect to, any multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), any plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, or a “multiple employer plan” as defined in ERISA or the Code.
(c)    Each Benefit Plan has been operated, administered and maintained (in form and operation) in accordance with its terms, ERISA (if applicable), the applicable provisions of the Code and all other applicable Governmental Regulations, in each case in all material respects. For each Benefit Plan, all contributions (including, where applicable, any insurance premiums or other payments) that are due have been made within the time periods prescribed by the Code, ERISA and the terms of the applicable Benefit Plan. No non-exempt prohibited transaction, as set forth in Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Benefit Plan.
(d)    No Benefit Plan is intended to meet the requirements of a “qualified plan” under Code Section 401(a).
(e)    The Company has no obligation to provide any post-employment medical, health, life or other welfare benefits with respect to any former or current employee (or any spouse or dependent of any such employee), other than as required under Section 4980B of the Code, Section 601 of ERISA or any similar applicable law and for which the beneficiary pays the entire premium.
(f)    There do not exist any pending or, to the Company’s Knowledge, threatened claims (other than routine undisputed claims for benefits), suits, actions, disputes, audits or investigations with respect to any Benefit Plan.
(g)    The consummation of the transactions contemplated by this Agreement will not accelerate the time of the payment or vesting of, or increase the amount of, or result in the forfeiture of compensation or benefits under any Benefit Plan. The transactions contemplated by this Agreement will not result in the provision of any payment or benefit that would not be deductible by the Company by reason of Section 280G of the Code.
(h)    Each Benefit Plan or other agreement or arrangement maintained by the Company, if any, that is a “non-qualified deferred compensation plan” (as such term is defined in Section 409(A)(d)(1) of the Code), has been maintained, in form and operation in compliance with the requirements of Section 409A of the Code and applicable guidance issued thereunder, no amounts under any such plan, agreement or arrangement are or have been subject to the interest and additional tax set forth under Section 409(A)(a)(1)(B) of the Code and the Company does not have any obligation to gross up or indemnify any individual with respect to any such Tax.
3.15    Intellectual Property Rights.
(a)    Company Products. Schedule 3.15(a) of the Disclosure Schedules lists all products and services sold, licensed, distributed or otherwise offered by the Company (“Company Products”), during the last five (5) years including version number if applicable.
(b)    Registered IP Rights. Schedule 3.15(b) of the Disclosure Schedules lists (i) all items of Registered Intellectual Property owned by or filed in the name of the Company or any Company Affiliate (the “Registered IP Rights”), including, for each item, the recorded owner of such Registered IP Right, the jurisdictions in which the Registered IP Rights have been issued or registered or in which any application for such issuance and registration has been filed; the application and/or registration number, and the application and/or registration date, and, for any Internet domain names, the registrar name and expiration date of such Internet domain name registration; (ii) any actions or proceedings before any Governmental Authority related to the Registered IP Rights (except for actions or proceedings in connection with routine patent and trademark prosecution before the United States Patent and Trademark Office or equivalent authority anywhere in the world); and (iii) any actions that must be taken within 180 days after the Closing Date for the purposes of obtaining, maintaining, perfecting or renewing any Registered IP Rights, including the payment of any registration, maintenance, or renewal files, or the filing of any responses to office actions, documents, applications or certificates.
(c)    Validity of Registered IP Rights. Each item of Registered IP Rights is subsisting, and to the Knowledge of the Company, valid and enforceable. All necessary registration, maintenance, and renewal fees currently due in connection with the Registered IP Rights have been made. All necessary documents, recordations, and certificates in connection with the Registered IP Rights have been filed with the relevant patent, copyright, trademark, or other authorities in the United States or foreign jurisdictions (as applicable), for the purposes of prosecuting, perfecting, and maintaining the Registered IP Rights in the name of the Company or a Company Affiliate (if applicable). Except for claiming “small entity status” on its patent applications identified on Schedule 3.15(b) of the disclosure Schedules, neither the Company nor any Company Affiliate has claimed any status in the application for or registration of any Registered IP Rights, that would not be applicable to Buyer. To the Knowledge of the Company, there is no information, materials, facts, or circumstances, including any information or fact that would constitute prior art, that would render any of the Registered IP Rights invalid or unenforceable, or would materially affect any pending application for any Registered IP Rights and the Company and its Affiliates have not knowingly misrepresented, or knowingly failed to disclose, any facts or circumstances in any application for any Registered IP Rights that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any Registered IP Rights.
(d)    Ownership; Exclusive Licenses. All Company-Owned Intellectual Property is exclusively owned by the Company and/or its Affiliates free and clear of all liens and Encumbrances other than Permitted Encumbrances. After the Closing, the Company-Owned Intellectual Property will be fully transferable, alienable, and licensable by or at the direction of Buyer without restriction and without payment of any kind to any Person. Neither the Company nor any Company Affiliate has (i) transferred ownership of, granted any exclusive license of or exclusive right to use or exploit, authorized the retention of any exclusive rights to use or exploit, or agreed to joint ownership of, any Company-Owned Intellectual Property to any Third Party, or (ii) permitted the Company’s or any Company Affiliate’s rights in any Company-Owned Intellectual Property to lapse or enter the public domain.

(e)    Intellectual Property Contracts.
(i)    Schedule 3.15(e)(i) of the Disclosure Schedules contains a complete and accurate list of all Contracts pursuant to which the Company or a Company Affiliate has assigned, licensed, or granted (or agreed to assign, license, or grant) any right with respect to any Company-Owned Intellectual Property to any third party, except for (A) non-disclosure agreements entered into in the ordinary course of business on the Company’s or an applicable Company Affiliate’s standard form or (B) any rights granted to distributors or resellers of Company Products solely in connection with such distributors’ or resellers’ marketing, distribution, or resale of such Company Products (such listed Contracts, excluding the exceptions, collectively, the “Outbound Intellectual Property Contracts”).
(ii)    Schedule 3.15(e)(ii) of the Disclosure Schedules contains a complete and accurate list of all Contracts pursuant to which a Third Party has assigned, licensed, or granted (or agreed to assign, license, or grant) any right with respect to any Intellectual Property Rights to the Company or a Company Affiliate, except for non-disclosure agreements entered into in the ordinary course of business on the Company’s or an applicable Company Affiliate’s standard form, licenses to Shrink-Wrap Code, and Open Source Licenses (such listed Contracts, collectively, the “Inbound Intellectual Property Contracts”, and together with the Outbound Intellectual Property Contracts, the “Intellectual Property Contracts”).
(iii)    All Intellectual Property Contracts are in full force and effect and the Company is not in breach of any of the Intellectual Property Contracts. To the Knowledge of the Company, no Third Party is in breach of any Intellectual Property Contract.
(iv)    The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, or suspension of any Intellectual Property Contract. None of the Intellectual Property Contracts require any Person to consent to the Closing or to any of the transactions contemplated by this Agreement.
(f)    Effect of Transaction. Neither this Agreement nor the transactions contemplated by this Agreement will result in (i) Buyer or any of its Affiliates granting to any Third Party any right or license in or to any Intellectual Property Right, (ii) Buyer or any of its Affiliates being bound by, or subject to, any non-compete or other restriction on the operation or scope of its business, or (iii) Buyer or any of its Affiliates being obligated to pay any royalties or other amounts to any third party in excess of those payable by the Company prior to the Closing.
(g)    Third-Party Claims.
(i)    Except as set forth on Schedule 3.15(g) of the Disclosure Schedules, the Company’s use and exploitation of the Company Intellectual Property does not violate any governmental prohibition or restriction.
(ii)    No Claim to which the Company or any Company Affiliate is a party regarding any Company Intellectual Property is or was pending or, to the Knowledge of the Company, threatened. To the Knowledge of the Company, no Claim is or was pending or threatened against any other Person regarding any Company Intellectual Property who is or may be entities to be indemnified, defended, held harmless, or reimbursed by the Company or any Company Affiliate with respect to such claim or proceeding.

(iii)    To the Knowledge of the Company, no Person is infringing, violating or misappropriating any Company-Owned Intellectual Property.
(iv)    To the Knowledge of the Company, the operation of the business of the Company and its Affiliates as such business currently is conducted or is currently contemplated to be conducted, including, without limitation, the design, development, manufacture, use, import, sale, licensing or other exploitation of Company Products, does not, and will not, infringe, violate, or misappropriate any Intellectual Property Rights of any Third Party or constitute unfair competition or trade practices under the laws of any jurisdiction.
(v)    Neither the Company nor any Company Affiliate has received any written charge, complaint, or notice alleging any infringement, misappropriation or violation by the Company or any Company Affiliate of the Intellectual Property Rights of any Person.
(vi)    The Company Intellectual Property is not subject to any outstanding consent, settlement, decree, order, injunction, judgment or ruling restricting the ownership, use, exploitation, validity or enforceability thereof.
(h)    Government Rights. No funding from any Governmental Authority, facilities of a university, college, other educational institution, or research center was used in the development of any Company Product or Company-Owned Intellectual Property. To the Knowledge of the Company, no current or former employee, consultant or independent contractor of the Company or any Company Affiliate, who was involved in, or who contributed to, the creation or development of any Company Product or Company-Owned Intellectual Property, has performed services for any Governmental Authority, university, college, other educational institution, or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or a Company Affiliate.
(i)    Trade Secret Protection; Employees and Contractors. The Company and each Company Affiliate has taken commercially reasonable steps to protect the rights of the Company and the Company Affiliates in the Company’s and the Company Affiliates’ confidential information and trade secrets, and any trade secrets or confidential information of third parties provided to the Company or a Company Affiliate under an obligation of confidentiality. Without limiting the foregoing, the Company and each Company Affiliate has required each current and former employee, consultant, or independent contractor to execute a proprietary information/confidentiality agreement in the Company’s or the applicable Company Affiliate’s standard form as provided to Buyer and all current and former employees, consultants, and independent contractors of the Company and its Affiliates have executed such an agreement. Each current and former employee, consultant, and independent contractor of the Company and its Affiliates has executed and delivered to the Company or the applicable Company Affiliate a valid and enforceable assignment and waiver of any and all rights (including moral rights) that such employee or contractor may have in Company-Owned Intellectual Property.
(j)    Source Code. Schedule 3.15(j) of the Disclosure Schedule lists all licenses granted by the Company or a Company Affiliate to the source code of any software owned or purported to be owned by the Company or a Company Affiliate (“Company Source Code”). No Company Source Code has been delivered, licensed, or made available to any escrow agent or other Person who is not, as of the date of this Agreement, or was not at the time, an employee of the Company or a Company Affiliate. The Company has no duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available any Company Source Code to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license, or disclosure of any Company Source Code to any Person.
(k)    Open Source Materials. All use and distribution of Company Products or any other Open Source Materials by or through the Company or any Company Affiliate is in full compliance with all Open Source Licenses applicable thereto, including without limitation all copyright notice and attribution requirements, and all requirements to offer access to source code. Schedule 3.15(k) of the Disclosure Schedules lists all Open Source Materials (including release number, if any) used by the Company or any Company Affiliate in any of the Company Products, or in the development or testing thereof, and (i) the Open Source License (including version number, if any) under which the Company or the applicable Company Affiliate uses such Open Source Materials, (ii) the location on the Internet, if any, where the Open Source Materials were downloaded by the Company or the applicable Company Affiliate, (iii) whether the Open Source Materials have been modified by or for the Company or a Company Affiliate, (iv) whether the Open Source Materials have been distributed by or for the Company or a Company Affiliate, and (v) for any Copyleft Materials, how any Copyleft Materials are integrated with or interact with the Company Products or any portion thereof. Neither the Company nor any Company Affiliate has used Copyleft Materials in a manner that requires the Company Products, or any portion thereof, to be subject to any Copyleft License.
(l)    Systems. The computer, information technology and data processing systems, facilities and services used by the Company or its Affiliates, including all software, hardware, networks, communications facilities, platforms and related systems and services in the custody or control of the Company or its Affiliates (collectively, “Systems”), are reasonably sufficient for the existing and currently anticipated future needs of the Company and its Affiliates. The Systems are in good working condition to effectively perform all computing, information technology and data processing operations necessary for the operation of the Company and its Affiliates. Immediately following the Closing Date, the Company and its Affiliates will have and be permitted to exercise the same rights with respect to the Systems as the Company and its Affiliates would have had and been able to exercise had this Agreement not been entered into and the transactions contemplated hereby not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties, or payments which the Company or its Affiliates would otherwise have been required to pay. The Company and each Company Affiliate has implemented and maintained, consistent with customary industry practices and its obligations to third parties, security and other measures to protect the Systems from unauthorized access, use, or modification and there has not been any such unauthorized access, use, or modification of the Systems by any Person.
(m)    Privacy and Data
(i)    Schedule 3.15(m)(i) of the Disclosure Schedules lists each privacy policy of the Company and its Affiliates (each a “Company Privacy Policy”) in effect at any time since the Company’s inception and identifies with respect to each Company Privacy Policy: (i) the period of time during which such privacy policy was or has been in effect; (ii) whether the terms of a later Company Privacy Policy apply to the data or information collected under such privacy policy; and (iii) if applicable, the mechanism (such as opt-in, opt-out or notice only) used to apply a later Company Privacy Policy to data or information previously collected under such privacy policy.
(ii)    The Company and its Affiliates have complied at all times with all of the Company Privacy Policies, and, with all applicable law relating to privacy, or the collection or use of User Data or Personal Data.

(iii)    Neither the execution, delivery or performance of this Agreement nor the consummation of transactions contemplated hereby, nor Buyer’s possession or use (in accordance with the Company Privacy Policy) of any Company Data, will result in any violation of any Company Privacy Policy or any applicable law relating to privacy, or the collection or use of User Data or Personal Data.
3.16    Undisclosed Liabilities.
There are no material liabilities of the Company other than:
(a)    those reflected or otherwise expressly reserved against in the Reference Balance Sheet in amounts that have been established on a basis consistent with past practices of the Company and in accordance with GAAP;
(b)    those arising subsequent to the Reference Balance Sheet in the ordinary and usual course of business, consistent with past practice;
(c)    those liabilities not required to be reflected on the financial statements of the Company under GAAP; and
(d)    liabilities disclosed in Schedule 3.16(d) of the Disclosure Schedules.
3.17    Brokers and Finders.
Except as set forth on Schedule 3.17 to the Disclosure Schedules, the Company has not employed any investment banker, broker or finder or incurred any liability for any investment banking fees, brokerage fees, commissions or finders’ fees in connection with any of the transactions contemplated by this Agreement.
3.18    Affiliate Transactions.
Schedule 3.18 of the Disclosure Schedules sets forth a list of all services provided (except pursuant to Employment Agreements) within the last twelve (12) months to the Company by its Affiliates and by the Company to its Affiliates, and the charges assessed for all services provided during such time. Except as disclosed in Schedules 3.8(a) or 3.18 of the Disclosure Schedules, or with respect to Employment Agreements, no Seller nor any Affiliate of the Company nor any current or former director, officer, member, shareholder, or employee of the Company (nor, to the Knowledge of the Company, any family member of any such Person or any trust, partnership or company in which any such Person has or has had an interest) has or has had, directly or indirectly, (a) any interest in any third party which furnished or sold, or furnishes or sells, services, products or technology that the Company furnishes or sells, or proposes to furnish or sell, (b) any interest in any third party that purchases from or sells or furnishes to the Company any goods or services or (c) any interest in any Contract to which the Company is a party; provided, however, that ownership of no more than one percent of the outstanding voting stock of a publicly traded company will not be deemed to be an “interest in any entity” for purposes of this Section 3.18.
3.19    Customers and Suppliers.
Schedule 3.19 of the Disclosure Schedules sets forth (a) each of the twenty (20) largest customers of the Company, determined by revenue for the year ended December 31, 2015 and the year ended December 31, 2014 (“Material Customers”) and (b) each of the twenty (20) largest suppliers of the Company, determined by purchases for the year ended December 31, 2015 and the year ended December 31, 2014 (“Material Suppliers”). No Material Customer has provided the Company with notice that it is considering or intends, anticipates or otherwise expects to stop, materially decrease the volume of, or change, adjust, alter or otherwise modify in any material manner any of the terms (whether related to payment, price or otherwise) with respect to purchasing products or services from the Company (whether as a result of the consummation of the transactions contemplated hereby or otherwise). No Material Supplier has provided the Company with notice that it is considering or intends, anticipates or otherwise expects to stop, materially decrease the volume of, or change, adjust, alter or otherwise modify in any material manner any of the terms (whether related to payment, price or otherwise) with respect to supplying materials, products or services to the Business (whether as a result of the consummation of the transactions contemplated hereby or otherwise).
3.20    Insurance.
Schedule 3.20 of the Disclosure Schedules sets forth a complete and accurate list of all insurance policies in force with respect to the Company. All insurance premiums due on such policies have been paid in full when due, and no written notice of cancellation or termination has been issued or received by the Company. The policies have been complied with by the Company in all material respects. The Company is not in material breach or default, and it has not taken any action or failed to take any action which, with notice or the lapse of time, would constitute a material breach or default, or permit termination or modification, of any of the policies. No claims, suits, actions, disputes, audits or investigations are pending or, to the Company’s Knowledge, threatened, to revoke, cancel, limit or otherwise modify such policies and no written notice of cancellation of any such policies has been received. There is no claim pending under any of such policies.
3.21    Accounts Receivable.
The accounts receivable reflected on the Interim Balance Sheet: (a) were acquired by the Company in the ordinary course of business and represent fully completed bona fide transactions that require no further act on the part of the Company to make such accounts receivable payable by the account debtors; (b) except as reserved against on the Reference Balance Sheet, are not subject to any claim, counterclaim, set-off or deduction; (c) represent valid obligations owing to the Company by account debtors (unless collected after the date of the Reference Balance Sheet); and (d) are owned by the Company free and clear of all Encumbrances (unless collected after the date of the Reference Balance Sheet).
3.22    Title to Properties.
The Company has good and marketable title to all of the assets and properties reflected on both the Reference Balance Sheet and the Closing Balance Sheet free and clear of all Encumbrances other than Permitted Encumbrances.
3.23    Equipment and Improvements.
All of the Leased Real Property, and all Tangible Assets included within such Leased Real Property are, in all material respects, in good condition, working order and repair, reasonable wear and tear incurred in the ordinary course of business excepted, and do not require repair or replacement in order to serve their intended purposes, including use and operation consistent with their present use and operation, except for scheduled maintenance, repairs and replacements conducted or required in the ordinary course of business.
3.24    Inventory.
All Inventory of the Company reflected in the Interim Balance Sheet (i) consists of quality and quantity usable and salable in the ordinary course of business of the Company, except for obsolete items and items of below-standard quality, all material amounts of which have been written off or written down to net realizable value in the Reference Balance Sheet and (ii) are carried at amounts which reflect valuations pursuant to a policy of stating net inventory or the lower of cost or market. Except as set forth on Schedule 3.24 of the Disclosure Schedules, the Company does not hold any Inventory on consignment or have title to any items of Inventory in the possession of others. Buyer acknowledges and agrees that certain post-Closing write-downs of the Company’s inventory that result solely from a change in the Company’s accounting methods (and not from a misapplication of GAAP nor from inaccurate or incomplete records or reports of the Company’s inventory) will not be deemed a violation of the representations in this Section 3.24.
3.25    Officers and Directors; Bank Accounts.
Schedule 3.25 lists all managers, officers and directors of the Company, and all bank accounts, safety deposit boxes and lock boxes (designating each authorized signatory with respect thereto) of the Company.
3.26    Power of Attorney.
Except as set forth on Schedule 3.26 of the Disclosure Schedules, there are no outstanding powers of attorney executed on behalf of the Company.
3.27    Representations Complete.
No representation or warranty of the Company in this Agreement and no statements in the Disclosure Schedules, when taken as a whole, omits to state any material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which made, not misleading, and there is no fact known to the Company that has specific application to the Company (other than general economic or industry conditions) and that could reasonably be expected to have a Material Adverse Effect on the Company that has not been set forth in this Agreement or the Disclosure Schedule.

ARTICLE 4.
REPRESENTATIONS AND WARRANTIES OF EACH SELLER
Except as set forth in the Disclosure Schedules, each Seller, severally as to such Seller only and not jointly and severally, hereby represents and warrants to Buyer that the following are true and correct as of the date hereof and as of the Closing Date:
4.1    Authority Relative to this Agreement.
Such Seller has all requisite power and authority to execute and deliver this Agreement and the other agreements contemplated hereby to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the other agreements contemplated hereby to which such Seller is a party have been duly authorized by all necessary action on the part of such Seller. This Agreement and the other agreements contemplated hereby to which such Seller is a party have been duly and validly executed and delivered by such Seller and constitute the legal, valid and binding agreements of such Seller, enforceable against such Seller in accordance with their terms, except as may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether considered in a proceeding at law or in equity). If such Seller is an individual, the execution and delivery by such Seller hereof and of the other agreements contemplated hereby to which such Seller is, or is specified to be, a party and the consummation by such Seller of the transactions contemplated hereby do not require any consent from any spouse or any related Person of such Seller, except as otherwise required by Law. If such Seller is not an individual, such Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.
4.2    Consents and Approvals; No Violations.
Neither the execution and delivery of this Agreement by such Seller and the other agreements contemplated hereby to which it is a party nor the performance by such Seller of any of the terms hereof or thereof, nor the consummation of the transactions contemplated hereby or thereby, will:
(c)    violate, conflict with or result in a breach of any provision of any Law applicable to the Seller or such Seller’s Charter Documents, to the extent applicable;
(d)    require any consent of any Governmental Authority or any other Person that has not been obtained;
(e)    result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a material default (or give rise to any right of acceleration, termination or cancellation) under, any Contract to which such Seller is a party or by which such Seller or any of its property or assets may be bound;
(f)    result in the creation of any Encumbrance on any of the Purchased Units; or
(g)    violate any Governmental Regulation applicable to such Seller.
4.3    Litigation.
There is no claim, charge, suit, litigation, investigation, inquiry or Action pending, or to the Knowledge of such Seller, threatened, against or involving such Seller (i) by or before any court or other Governmental Authority which would reasonably be expected, if determined in a manner adverse to such Seller, to prevent or delay the consummation of the transactions contemplated by this Agreement or (ii) that questions the validity of this Agreement or the right of such Seller to enter into this Agreement or to consummate the transactions contemplated hereby.
4.4    Purchased Units.
Such Seller is the record owner of the Purchased Units listed opposite such Seller’s name on Schedule 1.1, owning such Purchased Units free and clear of all Encumbrances. Such Seller has the full and unrestricted power to assign, transfer and deliver such Units pursuant to the terms of this Agreement. Such Seller is not a party to any option, warrant, purchase or other Contract or commitment that could (including upon the occurrence of any contingency or event) require such Seller to sell, transfer or otherwise dispose of any such Purchased Units or any interest therein, other than this Agreement and the Company LLC Agreement. Other than those set forth in the Company LLC Agreement, such Seller is not a party to any voting trust, proxy, members or other agreement or understanding with respect to its ownership, voting or transfer of, or otherwise relating to, the Purchased Units. Upon the consummation of the transactions contemplated hereunder, Buyer will acquire title to the Purchased Units listed opposite such Seller’s name on Schedule 1.1 free and clear of all Encumbrances.
4.5    Brokers and Finders.
Except as set forth on Schedule 4.5 to the Disclosure Schedules, such Seller has not employed any investment banker, broker or finder or incurred any liability for any investment banking fees, brokerage fees, commissions or finders’ fees in connection with any of the transactions contemplated by this Agreement.
4.6    Access to and Review of Company Information.
Such Seller has had available to him, her or it all information that he, she or it considers material in connection with the transactions contemplated by this Agreement, including without limitation information relating to the Company and Buyer and each of their respective present and future businesses, assets, liabilities, and financial condition, and has been afforded an opportunity to ask questions and receive answers from the Company and Buyer regarding the foregoing and regarding the transactions contemplated by this Agreement.
4.7    Investigations; etc.
Such Seller has entered into this Agreement based on his, her or its own knowledge, investigation and analysis. Such Seller is selling his, her or its Purchased Units of his, her or its own free will. Neither the Company nor Buyer has made any representation to such Seller about the advisability of this decision. Such Seller agrees that neither the Company nor Buyer is under any obligation to disclose to such Seller any information or opinion he, she or it may have about the potential future value of the Purchased Units, even if such information is material.
4.8    Tax Consequences.
Such Seller has reviewed with his, her or its own tax and other advisors the federal, state, and local Tax consequences of the sale of the Purchased Units held by such Seller to Buyer and the transactions contemplated by this Agreement. No Seller is relying on any statements or representations of the Company, Buyer or any of their respective agents about such Tax consequences to make a determination with respect to such Seller’s Tax consequences. Such Seller understands that he, she or it (and not the Company or Buyer or their respective agents) shall be responsible for his, her or its own Tax liability that may arise as a result of the transactions contemplated by this Agreement.
4.9    Solvency.
Such Seller is not now insolvent, and such Seller will not be rendered insolvent by the Purchase. Immediately after giving effect to the consummation of the Purchase: (i) such Seller will be able to pay its liabilities as they become due in the ordinary course; (ii) such Seller will not have unreasonably small capital with which to conduct its present or proposed business; (iii) such Seller will have assets (calculated at fair market value) that exceed its liabilities; and (iv) taking into account all pending and threatened Actions and final judgments against such Seller, such Seller will be able to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such Actions and the earliest reasonable time at which such judgments might be rendered) as well as all other obligations of such Seller. The cash available to such Seller, after taking into account all other anticipated uses thereof, will be sufficient to pay all such debts and judgments promptly, in accordance with their terms.
4.10    Contracts Regarding Purchase Price.
Other than as set forth on Schedule 4.10, such Seller is not a party to or bound by any Contract providing for such Seller to pay or otherwise transfer to any other Person all or any portion of the Purchase Price to be paid to such Seller hereunder.
ARTICLE 5.
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer hereby represents and warrants to the Company and the Sellers that the following are true and correct as of the date hereof and as of the Closing Date:
5.1    Organization; Power.
Buyer is a corporation duly formed, validly existing and in good standing under the laws of Switzerland and has all requisite power and authority to conduct its business as it is now being conducted and to own, lease and operate its property and assets as now owned, leased and operated.
5.2    Authority Relative to this Agreement.
Buyer has all requisite power and authority to execute and deliver this Agreement and the other agreements contemplated hereby to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Buyer of this Agreement and the other agreements contemplated hereby to which it is a party have been duly authorized by all necessary action. This Agreement and the other agreements contemplated hereby to which Buyer is a party have been duly and validly executed and delivered by Buyer and constitute the legal, valid and binding agreements of Buyer, enforceable against Buyer in accordance with their terms except as may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether considered in a proceeding at law or in equity).
5.3    Consents and Approvals; No Violations.
Neither the execution and delivery by Buyer of this Agreement or the other agreements contemplated hereby to which it is a party, nor the performance by Buyer of any of the terms of this Agreement or the other agreements contemplated hereby to which it is a party (including the consummation of the transactions contemplated hereby), will:
(j)    materially violate, conflict with or result in a breach of any provision of Law or of the Charter Documents of Buyer;
(k)    require any material consent of any Governmental Authority or any other Person which has not been obtained;
(l)    result in a material violation or breach of, or constitute (with or without due notice or lapse of time or both) a material default (or give rise to any right of acceleration, termination or cancellation) under, any of the terms, conditions or provisions of any Contract to which Buyer is a party or by which Buyer or any of its property or assets may be bound; or
(m)    materially violate or contravene any Governmental Regulation applicable to Buyer.
5.4    Litigation.
There is no claim, suit, litigation, or action pending or, to the knowledge of Buyer, threatened, against or involving Buyer by or before any court or other Governmental Authority which would reasonably be expected, if determined in a manner adverse to Buyer, to prevent or delay the consummation of the transactions contemplated by this Agreement.
5.5    Investment Intent.
Buyer is acquiring the Purchased Units pursuant to this Agreement for its own account, for investment purposes and not with a view to, or for sale in connection with, any resale or other distribution thereof, nor with any present intention of distributing or selling the Purchased Units. Buyer acknowledges and agrees that the Purchased Units cannot be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of, and Buyer will not sell, transfer, offer for sale, pledge, hypothecate or otherwise dispose of any of the Purchased Units, without registration under the Securities Act of 1933, as amended, and any applicable state securities laws, except pursuant to an exemption from such registration under such act and laws. Buyer is able to bear the economic risk of holding the Purchased Units for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.
5.6    Buyer’s Expertise and Investigation.
(c)    Buyer is an informed and sophisticated purchaser, possesses such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment under this Agreement and has engaged expert legal, financial, tax, business and other advisors, experienced in the evaluation and purchase of securities similar to the Purchased Units.
(d)    Buyer has undertaken such investigation as it deems necessary or appropriate to enable it to make an informed decision with regard to this Agreement and the transactions contemplated by this Agreement.
(e)    The Parties agree that nothing in this Section 5.6 shall limit any remedy or recourse that Buyer or its Affiliates have under this Agreement with respect to the representations and warranties of the Company the Sellers or otherwise.
5.7    Brokers and Finders.
Buyer has not employed any investment banker, broker or finder or incurred any liability for any investment banking fees, brokerage fees, commissions or finders’ fees in connection with any of the transactions contemplated by this Agreement.
5.8    Sufficiency of Funds; Solvency.
Buyer has sufficient cash on hand or other sources of available funds to enable it to make payment of the Closing Date Payment and to consummate the transactions contemplated by this Agreement. Buyer is not now insolvent, and Buyer will not be rendered insolvent by the Purchase. Immediately after giving effect to the consummation of the Purchase: (i) Buyer will be able to pay its liabilities as they become due in the ordinary course; (ii) Buyer will not have unreasonably small capital with which to conduct its present or proposed business; (iii) Buyer will have assets (calculated at fair market value) that exceed its liabilities; and (iv) taking into account all pending and threatened Actions and final judgments against Buyer, Buyer will be able to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such Actions and the earliest reasonable time at which such judgments might be rendered) as well as all other obligations of Buyer. The cash available to Buyer, after taking into account all other anticipated uses thereof, will be sufficient to pay all such debts and judgments promptly, in accordance with their terms.
ARTICLE 6.
COVENANTS AND AGREEMENTS
6.1    Conduct of Business Prior to Closing.
(a)    Except as disclosed in Schedule 6.1(a) of the Disclosure Schedules or with respect to actions expressly permitted or required herein to be taken with respect to this Agreement or the Purchase, the Company covenants that until the Closing it will use commercially reasonable efforts to continue, in a manner consistent with the past practice of the Business, to keep available the services of their officers and employees, to maintain and preserve intact the Business in all material respects and to maintain in all material respects the ordinary and customary relationships of the Business with its suppliers, customers, distributors and others having business relationships with it in order to preserve for Buyer, on and after the Closing Date, the Business and the goodwill associated therewith. Without limitation of the foregoing, the Company will, until the Closing:
(i)    (A) pay all of its debts and Taxes when due, except to the extent such debts or Taxes are being contested in good faith by appropriate proceedings and for which adequate reserves according to GAAP have been established; (B) pay or perform its other obligations when due and use its commercially reasonable efforts to pay all accounts payable of the Company in accordance with the applicable terms; (C) use commercially reasonable efforts consistent with past practice and policies to collect accounts receivable when due and not extend credit outside the ordinary course of business; (D) sell products and services consistent with past practices as to license, service and maintenance terms and incentive programs; (E) recognize revenue consistent with past practice and policies and in accordance with GAAP; and (F) pay any accrued bonuses or commissions payable after the date hereof and before the Closing in the ordinary course of business;
(ii)    promptly notify Buyer of any change, occurrence or event not in the ordinary course of business of the Company, and of any change, occurrence or event which, individually or in the aggregate with any other changes, occurrences and events, could reasonably be expected to have a Material Adverse Effect on the Company or which is reasonably likely to cause any of the conditions in Article 7 not to be satisfied; and
(iii)    except as necessary for the operation of the Business in the ordinary course, assure that each of the Contracts entered into on or after the date hereof by the Company will not require the procurement of any consent, waiver or novation or provide for any payment of fees or material change in the obligations of any party in connection with, or terminate as a result of the consummation of, the transactions contemplated by this Agreement.
(b)    Until the Closing, except with respect to actions expressly permitted or required by this Agreement, the Company shall continue to operate and conduct the Business in the ordinary course consistent with past practice, and the Company shall not without the prior written approval of Buyer (which approval shall not be unreasonably delayed or withheld) or as otherwise contemplated by this Agreement and Schedule 6.1(b) of the Disclosure Schedules, take any of the following actions:
(i)    amend its Charter Documents, issue or agree to issue any equity interests of any class or series or issue or enter into or agree to issue or enter into any securities convertible into or exercisable or exchangeable for equity interests, or issue any options, warrants or other rights to acquire any equity interests, or sell, transfer or otherwise dispose of or encumber any equity interests of any class or series or declare, set aside, make or pay any distribution in respect of its equity interests, or split, combine, purchase, redeem or reclassify its equity interests;

(ii)    split, combine or reclassify any of its units or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for Company units, or repurchase, redeem or otherwise acquire, directly or indirectly, any Company units;
(iii)    except for transactions in the ordinary course of business consistent with past practices, sell, lease, license, transfer or otherwise dispose of or encumber any properties or assets with an aggregate replacement value greater than $100,000;
(iv)    incur, assume, guarantee or otherwise become liable for any Indebtedness or become responsible for the obligations of any other Person;
(v)    (A) grant any increase in the compensation, benefits, commissions or bonus payable to any employee, director or consultant of the Company, or, except as required by the express provisions of a Benefit Plan as in effect on the date hereof, grant any severance or termination pay or benefits to any employee, director or consultant of the Company, (B) grant any new incentive awards, (C) hire new executive or management employees or any other employee or consultant whose annual compensation would reasonably be expected to exceed $50,000 or, other than in the ordinary course of business consistent with past practice, hire any new non-executive or non-management level employees), (D) terminate employees or encourage employees to resign, (E) enter into or amend any employment, severance, bonus, commission, consulting or other compensation agreement with any Person, (F) adopt or amend in any respect or commit itself to amend in any respect any Benefit Plan, or (G) except for travel advances, and immaterial employee loans and advances, made in the ordinary course of business, loan or advance any money or other property to any current or former employee, director or consultant of the Company;
(vi)    enter into any Contract with a labor union, works council or other representative of any employees, or any collective bargaining agreement;
(vii)    enter into any Contract with any Person to provide temporary or leased employees;
(viii)    cancel any Third Party indebtedness owed to the Company, other than with respect to trade receivables of the Company in the ordinary course of business consistent with past practices;
(ix)    acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;
(x)    make or commit to make aggregate capital expenditures not set forth in Schedule 6.1(b)(x) of the Disclosure Schedules, other than capital expenditures in an aggregate amount not in excess of $100,000;
(xi)    amend, modify or terminate or waive any rights under any Material Contract, or any contract that would be a Material Contract if in effect on the date of this Agreement, in a manner that would reasonably be expected to cause a Material Adverse Effect;
(xii)    enter into any Material Contract or contract that would be a Material Contract if in effect on the date of this Agreement other than (i) such contracts for the sale of products or the rendering of services by the Company to its customers in the ordinary course of business consistent with past practices, (ii) any renewal of an existing Material Contract entered into in the ordinary course of business consistent with past practices, and (iii) insurance policies entered into in the ordinary course of business consistent with past policies with respect to insurance policies scheduled to expire after the date hereof and prior to Closing;
(xiii)    settle any pending or threatened litigation or other proceeding involving the Company or the Business;
(xiv)    acquire any new facility, whether for distribution, manufacturing or other purposes, and whether by purchase of real property, lease or otherwise;
(xv)    enter into any lease, sublease or license of real property;
(xvi)    make any change in accounting methods, principles or practices used by the Company, except insofar as may be contemplated by this Agreement or required by applicable Law or regulation or by a change in applicable accounting principles;
(xvii)    accelerate the payment by the Company of any accounts payable, or defer the payment to the Company of any accounts receivable, of the Company;
(xviii)    materially change the amount of any insurance coverage or fail to renew any insurance policy unless replaced by a substantially comparable insurance policy;
(xix)    adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;
(xx)    terminate or waive any right or claim of material value;
(xxi)    acquire or agree to acquire by merging or consolidating with, or by purchasing the assets of, or by any other manner, any business or any company, partnership, association or other business organization or division thereof;
(xxii)     (A) incur any Taxes outside of the ordinary course of business; (B) enter into any agreement with any Taxing Authority (including a “closing agreement” under Code Section 7121) with respect to any Tax or Tax Returns of the Company; (C) surrender a right of the Company to a Tax refund; (D) file an amended Tax Return; (E) except as required by Law or a determination of a Taxing Authority that is final, revoke or otherwise change any election in respect of Taxes of the Company, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes of the Company; or (F) cause the Company to be treated as a corporation for U.S. federal and state income tax purposes; and
(xxiii)    agree, whether in writing or otherwise, to do any of the foregoing actions.
6.2    Access to Records and Properties.
(n)    From the date hereof until the Closing Date, upon reasonable notice, the Company shall afford Buyer and its officers, employees, agents, accountants, advisors, counsel, financing sources and other representatives (collectively, “Representatives”) reasonable access to the properties, offices, plants and other facilities, books and records of the Business and its Representatives, and furnish Buyer with such financial, operating and other data and information regarding the Company as Buyer may reasonably request; provided, however, that any such access or furnishing of information shall be conducted during normal business hours, under the supervision of the Company’s personnel and in such a manner as not to unreasonably interfere with the normal operations of the Company. No investigation by Buyer prior to or after the date of this Agreement shall diminish or obviate any of the representations, warranties, covenants or agreements of any Seller or the Company contained in this Agreement. For the purpose of facilitating such investigation, the Company shall promptly designate individuals, each of whom shall be empowered to receive and act upon such requests, and Buyer agrees that no communication shall be made by Buyer or any of its Representatives with any employee, officer or agent of the Company who has not been so designated in writing without the prior written consent of the designee, and Buyer additionally agrees that no communication shall be made by Buyer or any of its Representatives with any customer or supplier of the Company without the prior written consent of the chief executive officer of the Company. The Company will not remove any of the documents from the electronically accessible data room provided in connection with the Transactions (the “Data Room”).
(o)    From the date hereof until the Closing Date, the Company will cause its officers, counsel or other representatives to promptly notify Buyer of, and to confer from time to time as requested by Buyer with one or more representatives of Buyer during ordinary business hours to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing business and operations of the Company. To the extent Buyer requests further information or investigation of any potential violations of Law, the Company will cooperate with such request and will make available any personnel or experts engaged by the Company necessary to accommodate such request.
(p)    Notwithstanding anything to the contrary in this Agreement, the Company shall not be required to disclose any information to Buyer or any of its Representatives if such disclosure would, in the Company’s reasonable determination, (i) jeopardize any attorney-client or other legal privilege, (ii) be inappropriate because it relates to a job or service for which the Company has tendered or plans to tender bids that are competitive with Buyer, or (iii) contravene any applicable Law, fiduciary duty or binding agreement entered into and disclosed to Buyer prior to the date hereof; provided, however, that (A) the Company will reasonably cooperate with Buyer to avoid any non-disclosure pursuant to this Section 6.2(b) (other than clause (ii) hereof) and (B) the foregoing shall in no event mitigate, waive or modify any of the representations and warranties set forth in Articles 3 or 4 hereof.
(q)    Notwithstanding anything to the contrary in this Agreement, from the date hereof until the Closing Date neither Buyer nor any of its Representatives shall, directly or indirectly, conduct without the written permission of the Company any sampling or laboratory analysis of environmental media, building materials or other substances at any facility of the Company, which permission shall not be unreasonably withheld, conditioned or delayed.
6.3    Commercially Reasonable Efforts.
(a)    Subject to the terms and conditions set forth in this Agreement, each of the Parties hereto (other than, with respect to clauses (ii), (iii) and (iv) only, Best Buy) shall use (and cause its Affiliates to use) its commercially reasonable efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Purchase, including (i) taking of all actions commercially reasonably necessary or advisable to cause the conditions to Closing set forth in Article 7 to be satisfied or fulfilled at or prior to Closing (but, in the case of Best Buy, only such actions that are particular to Best Buy), (ii) obtaining all necessary actions or non-actions, waivers, consents and approvals from any Governmental Authority and making all necessary registrations and filings and taking all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority, (iii) obtaining, at the earliest practicable date, all necessary consents, approvals or waivers from Third Parties and all consents, approvals and waivers from Third Parties reasonably requested by Buyer to be obtained by the Sellers or the Company in respect of the Material Contracts in connection with this Agreement or the Purchase, (iv) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Purchase, and (v) executing and delivering any additional instruments reasonably necessary to consummate the Purchase contemplated by this Agreement (but, in the case of Best Buy, only such instruments that are particular to Best Buy). The Sellers other than Best Buy shall assume, in accordance with their applicable Pro Rata Percentages, any obligations that would accrue to Best Buy pursuant to this Section 6.3(a) were it not for limitations or exceptions set forth in this Section 6.3(a) applicable to such obligations with respect to Best Buy.
(b)    Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Buyer shall (i) use commercially reasonable efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any Third Parties or other Governmental Authority in connection with the execution and delivery of this Agreement and the consummation of the Purchase and (B) timely make all such filings and timely seek all such required consents, permits, authorizations or approvals; (ii) use commercially reasonable efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including taking all such action as reasonably may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other Person may assert under Regulatory Law with respect to the Business or the Purchase, and to satisfy, eliminate or avoid (but only in a manner that does not violate applicable Law) any impediment under any Law that may be asserted by any Governmental Authority relating to the Purchase so as to enable the Closing to occur as soon as reasonably possible; (iii) promptly inform the other Party upon receipt of any material communication from the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, or any other Governmental Authority regarding any of the transactions contemplated by this Agreement; and (v) subject to applicable legal limitations and the instructions of any Governmental Authority, keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by Sellers, the Company or Buyer, as the case may be, from any Third Party and/or any Governmental Authority with respect to such transactions.
(c)    In furtherance and not in limitation of the foregoing, if any objections are asserted with respect to the transactions contemplated hereby under any Regulatory Law or if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Regulatory Law or which would otherwise prohibit or materially impair or materially delay the consummation of the transactions contemplated hereby, each of the Company and Buyer shall use commercially reasonable efforts to resolve any such administrative or judicial action or proceeding so as to permit the consummation of the transactions contemplated hereby as expeditiously as possible; provided, however, that nothing herein requires the Company or Buyer to defend any such administrative or judicial action or proceeding through litigation in federal court, administrative litigation, or other judicial proceeding; provided, further, however, Buyer shall have the right, but not the obligation, in Buyer’s sole discretion to propose, negotiate, offer to commit and effect, with the prior written consent of the Sellers Representative, by consent decree, hold separate order or otherwise, any remedies, including the divestiture of such assets of Buyer and/or the Company, as may resolve such objections or administrative or judicial action or proceedings.
(d)    For purposes of this Agreement, “Regulatory Law” means the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition or (ii) protect the national security or the national economy of any nation.
6.4    Public Announcements.
On and after the date hereof through the Closing Date, the Company and Buyer shall consult with each other before issuing any press releases or otherwise making any public statements with respect to this Agreement or the Purchase, and none of the Parties shall issue any press release or make any public statement with respect to this Agreement or the Purchase prior to obtaining the written approval of the Company and Buyer, such approval not to be unreasonably withheld or delayed; provided, however, that no such approval shall be necessary to the extent disclosure may be required by Law or any market or exchange listing agreement or the rules or regulations promulgated by any market or exchange applicable to Buyer, any Seller or any of their respective Affiliates, or as reasonably necessary to seek any consent or approval or to complete any filings required or expedient in order to comply with Section 6.3.
6.5    No Solicitation of Negotiation.
(a)    From the date hereof until the Closing Date, none of the Sellers or the Company shall, directly or indirectly, take (and the Sellers and the Company shall cause their respective directors, managers, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives or, to the extent within such Seller’s or the Company’s control, other Affiliates not to take) any direct or indirect action to (i) solicit, initiate, seek, entertain, encourage, support, assist or facilitate any Acquisition Proposal, (ii) enter into any agreement with respect to any Acquisition Proposal or enter into any agreement requiring it to abandon, terminate or fail to consummate the Purchase or any other transaction contemplated by this Agreement or (iii) participate in any way in negotiations or communications with, cooperate with any inquiry, proposal or offer from, or furnish any information to, any Person in connection with any proposal that may result in an Acquisition Proposal. Upon execution of this Agreement, the Sellers and the Company shall cease immediately and cause to be terminated any and all existing discussions or negotiations with any Persons conducted heretofore with respect to an Acquisition Proposal.

(b)    The Parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 6.5 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the Parties hereto that Buyer shall be entitled to seek immediate injunction or injunctions, without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Section 6.5 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Buyer may be entitled at law or in equity.
(c)    From the date hereof until the Closing Date, the Company and the Sellers (other than Best Buy) will, and will cause the officers, directors, employees, financial advisors, representatives, agents and Affiliates of the Company to, promptly (and in no event later than one (1) Business Day after receipt thereof) notify Buyer orally and in writing of any proposal for, or inquiry respecting, any Acquisition Proposal. Such notice must be accompanied by a copy of any written proposal made by a third party or in the absence of such written proposal, indicate the identity of the Person making the proposal or inquiry, the total consideration and the terms and conditions of such proposal or inquiry in reasonable detail. The Company will keep Buyer informed on a reasonably current basis (and, in any event, within one (1) Business Day) of the status and details of any material modifications to any such proposal, offer or request.
6.6    Employee Matters.
For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Buyer providing benefits to any employee of the Company as of the Closing Date (“Company Employees”) after the Closing Date (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company before the Closing Date, to the same extent as such Company Employee was entitled, before the Closing Date, to credit for such service under any similar Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Closing Date, provided, that no service shall be credited with respect to benefit accrual under any defined benefit pension plan (except as may be required with respect to any multiemployer plan) or to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, subject to any required consent of the applicable plan provider, (a) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent such eligibility is permitted in the New Plans and comparable to a Benefit Plan in which such Company Employee participated immediately before the consummation of the Purchase (such plans, collectively, the “Old Plans”), (b) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Buyer shall use commercially reasonable efforts to cause all preexisting condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans in which such Company Employee participated immediately prior to the Closing Date, and (c) Buyer shall use commercially reasonable efforts to cause any eligible expenses incurred by a Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with New Plan, but only to the extent such amounts were taken into account for each such purpose under the Old Plans. The provisions in this Section 6.6 are intended for the sole benefit of the Company and Buyer and, where the context so indicates, their respective Affiliates, and shall not inure to the benefit of any other entity or person (other than permitted assigns of the Parties hereto) either as a Third Party beneficiary or otherwise. Nothing contained in this Section 6.6 shall (i) change the status of any at-will employee or prevent the Company or Buyer from terminating the employment of any employee at any time (with or without cause) or otherwise taking any action it deems necessary with respect to the employees of the Company or (ii) be construed to prohibit Buyer, the Company or any of their respective Affiliates from amending or terminating any Benefit Plan.
6.7    Termination of Benefit Plans.
The Company will adopt, or will cause to be adopted, all necessary resolutions (which shall be subject to Buyer’s reasonable review and approval) to terminate each equity incentive plan (including, without limitation, the Equity Incentive Plan) and all then-outstanding awards thereunder other than the Purchased Units (all of which will be sold to Buyer upon the Closing), effective as of the Closing. The Company shall provide Buyer with a copy of resolutions duly adopted by the Company’s board of managers so terminating any such equity incentive plan and all such outstanding awards.
6.8    [RESERVED].

6.9    Tax Matters.
(a)    Indemnification for Tax Matters. Subject to the limitations set forth in Section 9.4, where applicable, and incorporated herein by reference, the Sellers will severally, based on their respective applicable Pro Rata Percentages, and not jointly and severally, pay, and indemnify and hold harmless Buyer, the Company and any other Buyer Indemnified Parties from and against any and all of the following Taxes and other Tax-related Losses (in each case, whether imposed, assessed, due or otherwise payable directly, as a successor or transferee, jointly and/or severally pursuant to a contract or other agreement entered (or assumed) by the Company on or prior to the Closing Date, in connection with the filing of a Tax Return, as a result of an assessment or adjustment by any Taxing Authority or for any other reason and whether disputed or not):
(i)    Taxes of the Company for Pre-Closing Tax Periods or that portion of any Straddle Period ending on the Closing Date (other than Transfer Taxes (which are governed by (iv));
(ii)    Taxes for which the Company is liable as a result of their inclusion in (or their leaving) a consolidated, combined, affiliated or unitary group during a Pre-Closing Tax Period (including under Treasury Regulation 1.1502-6 (or analogous state, local or foreign Tax law));
(iii)    Taxes of the Company resulting from (x) a breach of a representation or warranty contained in Section 3.12 (Taxes) or, to the extent relating to Taxes, Section 3.14 (Employee Benefit Plans; ERISA), or (y) a breach of a covenant or other agreement of any Seller or Sellers’ Representative (or, prior to Closing, the Company) contained in this Agreement;
(iv)    Transfer Taxes allocable to the Sellers as determined under Section 6.9(f); and
(v)    Taxes imposed as a result of any loss, reduction, disallowance, or unavailability (in whole or in part) of any refund or Tax benefit (whether as cash or a credit or offset against Taxes otherwise payable) that was included in the computation of Closing Working Capital.
The items set forth in clauses (i) – (v), each an “Indemnified Tax” and, collectively, the “Indemnified Taxes”.
Notwithstanding the foregoing “Indemnified Taxes” for which the Sellers are liable shall not include any of the following: (A) Taxes to the extent included as current liabilities in the Closing Working Capital, as finally determined, or to the extent specifically identified as a Tax liability and included in the calculation of Company Closing Indebtedness, (B) to the extent attributable to or arising as a result of transactions that are (x) not contemplated by this Agreement, and (y) made by the Company outside the ordinary course of business on the Closing Date, but following the Closing, (C) Taxes resulting from any election by Buyer or the Company to cause the Company to be classified as a corporation for federal income Tax purposes, (D) Taxes arising from Buyer’s breach of its covenants under Section 6.9, or (E) Taxes resulting from any Tax attribute of the Company arising prior to the Closing Date not being available in taxable periods ending after the Closing Date to Buyer or the Company.
(b)    Allocation of Tax Items. For purposes of allocating Taxes under this Agreement, the Parties hereto will, to the extent permitted by applicable Law, treat for all purposes the end of the Closing Date as the end of the last day of a taxable period of the Company. In any case where applicable Law does not permit the Company to treat the Closing Date as the last day of a taxable period of the Company, then for purposes of this Agreement, the portion of such Taxes that is attributable to such Interim Period (as defined below) shall be (i) in the case of property Taxes and other similar Taxes imposed on a periodic basis, the total amount of such Taxes for the entire Straddle Period in question multiplied by a fraction, the numerator of which is the number of days in the Interim Period, and the denominator of which is the total number of days in the entire Straddle Period in question, and (ii) in the case of all other Taxes (including those that are based on income gross receipts, employment, or sales and uses), the Taxes that would be due with respect to the Interim Period, if such Interim Period ended at the end of the day on the Closing Date; provided that, exemptions, allowances and deductions that are calculated on an annual or periodic basis shall be apportioned with respect to the Straddle Period based on the mechanics set forth in clause (i) for periodic Taxes. “Interim Period” means, with respect to any Taxes imposed on the Company on a periodic basis for which the Closing Date is not the last day of a taxable period, the period of time beginning on the first day of the Straddle Period and ending on and including the Closing Date. For avoidance of doubt, unless prohibited by applicable Law, any deduction from taxable income of the Company resulting from payment of the Transaction Bonus Payments at the Closing under Section 1.8 and from the exercise or cancellation of the Best Buy Warrant shall be allocated to the taxable period or Interim Period ending on the Closing Date.
(c)    Tax Returns.
(i)    After the Closing Date, the Sellers’ Representative shall prepare or cause to be prepared any income Tax Returns for the Company (including franchise and gross-receipts Tax Returns) that are required to be filed after the Closing Date with respect to any taxable period ending on or prior to the Closing Date. To the extent such Tax Returns are required to be filed by the Company, the Sellers’ Representative shall provide such Tax Returns to the Company at least fifteen (15) days prior to the date such Tax Returns are due. The Sellers shall be responsible, in proportion to their respective Pro Rata Percentages, for any Taxes due and payable with respect to such Tax Returns other than any such Taxes included as Current Liabilities in the calculation of Final Closing Working Capital.
(ii)    After the Closing Date, Buyer shall prepare or cause to be prepared and file or cause the Company to file on a timely basis all other Tax Returns for the Company for any Pre-Closing Tax Period (and for any Straddle Period) that are first due after the Closing Date (collectively “Buyer Prepared Returns”). All such Buyer Prepared Returns shall be prepared and filed in a manner consistent with the past Tax accounting practices, Tax-related elections and Tax Returns of the Company, unless otherwise required by applicable Law. Buyer shall provide to the Sellers’ Representative copies of all such Buyer Prepared Returns (and the associated work papers) that show an Indemnified Tax in excess of $20,000, for review by the Sellers’ Representative within such time period that is reasonable under the circumstances, and shall make such changes to those Buyer Prepared Returns before filing as are reasonably requested by the Sellers’ Representative; provided that such provision or review shall not, in Buyer’s sole discretion, have an adverse effect on Buyer’s Tax liability or ability to file in a timely manner any Buyer Prepared Returns. Unless required by applicable Law, Buyer shall not cause or allow the Company to file any amended Tax Returns for Pre-Closing Periods with respect to the Company without the prior written consent of the Sellers’ Representative (which shall not be unreasonably withheld, delayed, or conditioned). No failure or delay of the Buyer in delivering Buyer Prepared Returns to Sellers’ Representative to review shall reduce or otherwise affect the obligations or liabilities of Sellers pursuant to this Agreement.
(d)    Audits.
(i)    Whenever any Taxing authority initiates an audit, asserts a claim, makes an assessment or otherwise disputes the amount of any Tax for a Pre-Closing Tax Period (or portion of any Straddle Period ending on the Closing Date) which, if successful, would result in an Indemnified Tax (a “Tax Contest”), the Company shall give prompt notice to Sellers’ Representative of such Tax Contest. No failure or delay of Buyer in the performance of the foregoing shall reduce or otherwise affect the obligations or liabilities of Sellers pursuant to this Agreement, except to the extent the Sellers are actually prejudiced by such failure or delay.
(ii)    Buyer (or the Company) shall control any audit or other proceeding in respect of the Tax Contest; provided, however, that (a) the Sellers’ Representative, at the Sellers’ sole cost and expense, shall have the right to participate in any such audit or other proceeding in respect of the Tax Contest to the extent it relates to an Indemnified Tax and (b) Buyer shall not allow the Company to settle or otherwise resolve such audit or other proceeding in respect of the Tax Contest if such settlement or other resolution relates to an Indemnified Tax for a Pre-Closing Tax Period (or portion of any Straddle Period ending on the Closing Date) without the prior written consent of the Sellers’ Representative (which will not be unreasonably withheld, delayed, or conditioned).
(iii)    Notwithstanding the foregoing, the Sellers’ Representative, at the Sellers’ sole cost and expense, shall control any Tax Contest with respect to the Income Tax Returns of the Company for any Pre-Closing Tax Period; provided, however, that (a) Buyer (and the Company), at Buyer’s (or the Company’s) sole cost and expense, shall have the right to participate in any such audit or other proceeding controlled by the Sellers’ Representative and (b) the Sellers’ Representative shall not settle or otherwise resolve such audit or other proceeding if such settlement or other resolution could result in any Taxes that are not Indemnified Taxes without the prior written consent of Buyer (which will not be unreasonably withheld, delayed, or conditioned).
(iv)    In the event of any conflict between Section 9.2 and this Section 6.9(d), this Section 6.9(d) shall control.
(e)    Cooperation on Tax Matters. Buyer and the Sellers’ Representative shall (and Buyer shall cause the Company to) cooperate fully, as and to the extent reasonably requested by any other Party, in connection with the filing of Tax Returns pursuant to this Section 6.9 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include (i) providing certificates or forms, and timely executing any Tax Returns, that are necessary or appropriate to establish an exemption for (or reduction in) any withholding Tax or Transfer Tax, and (ii) the retention and, upon any other Party’s request, the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer and the Company agree to retain information with respect to non-income Tax matters pertinent to the Company relating to Pre-Closing Tax Periods and Straddle Periods until the earlier of expiration of the applicable statute(s) of limitation or six (6) years after the Closing.
(f)    Certain Taxes and Fees. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) (“Transfer Taxes”) incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid 50% by Buyer and 50% by the Sellers severally, in proportion to their respective applicable Pro Rata Percentages, and remitted by Buyer (or Sellers, as required by applicable Law) when due. Buyer and the Sellers’ Representative will jointly file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and will, and as applicable will cause their

Affiliates to, join in the execution of any such Tax Returns and other documentation as required by applicable Law.
(g)    Tax Attributes. For avoidance of doubt, no Seller shall have any indemnity obligation or liability to Buyer or the Company under this Agreement as a result of any Tax attribute of the Company arising prior to the Closing Date not being available in taxable periods after the Closing Date to Buyer or the Company.
(r)    Taxes on Company Asset/Liability Transfers by Buyer and its Affiliates. Any provision in this Section 6.9 to the contrary notwithstanding, transfers of Company assets or liabilities between the Company (as an affiliate of Buyer), Buyer and Buyer’s Affiliates simultaneous with or following Closing on the Closing Date outside the ordinary course of business are not transactions “contemplated by this Agreement” and no Taxes resulting from such asset or liability transfers shall be allocated to Pre-Closing Tax Periods or borne by Sellers, provided that the information provided pursuant to Section 2.2(m) is true and correct at Closing.
(h)    Resale Certificates. The Company shall provide to Buyer copies of any resale exemption certificates obtained prior to Closing based on its use of the general sale-for-resale exemption, including use of that exemption prior to the date of this Agreement.
6.10    Release of Liability.
(a)    Effective as of the Closing, each Seller, for and on behalf of himself, herself or itself and his, her or its family members, trustees, beneficiaries, directors, officers, managers, subsidiaries, stockholders, members, partners, Affiliates, successors, assigns, representatives, agents, estate, heirs, executors and administrators (each, including each Seller, a “Releasor”), hereby unconditionally, irrevocably and forever releases, acquits and discharges Buyer, the Company and their respective subsidiaries, officers, directors, members, stockholders, employees, partners, managers, members, agents, attorneys, successors and assigns, and each of their respective Affiliates other than the Releasor (collectively, the “Company Released Parties”), from any and all liabilities, claims, demands, suits, actions, causes of action, contracts, debts, sums of money, commissions, damages and rights whatsoever at law or in equity, now existing or which may hereafter accrue (each, a “Claim”) in favor of such Releasor against any of the Company Released Parties relating to, arising out of or in connection with any facts or circumstances relating to the Company which existed on or prior to the Closing, whether known or unknown to such Releasor, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, and including, but not limited to, those based upon, arising out of or in connection with (i) the Releasor’s ownership of Purchased Units or other securities of the Company, (ii) the fairness and sufficiency of the consideration set forth in this Agreement for the sale of the Releasor’s Purchased Units to Buyer, and (iii) the issuance by the Company of any debt or equity securities, convertible or otherwise, or options, warrants or rights to purchase such securities, to the Releasor and the termination or cancellation thereof; provided, however, that the foregoing release shall not apply to (i) any Claim under this Agreement or any other agreement entered into with Buyer or the Company (and approved in writing by Buyer) in connection with the transactions contemplated hereby or thereby (except any Claim by such Seller relating to the adequacy of the consideration received by such Seller pursuant to this Agreement for the purchase of the Purchased Units owned by such Seller, which Claim such Seller hereby releases and discharges as provided above), (ii) any Claim by a Seller who is also (A) an employee of the Company for accrued but unpaid wages or other accrued but unpaid employee benefits payable in the ordinary course of business and arising from such Sellers’ employment with the Company or (B) a director, officer, manager, employee or agent of the Company with respect to any indemnity and exculpation rights relating to service as such and in accordance with Section 6.8, or (iii) with respect to Best

Buy only, any Claim other than Claims to the extent related to Best Buy’s ownership of Purchased Units or securities of the Company or to any of its obligations under this Agreement (provided that any Claims arising out of or in connection with any existing commercial agreement between Best Buy, on the one hand, and the Company, Buyer or any of their respective Affiliates, on the other hand, are to be governed by the applicable agreement).
(b)    The Releasor hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any action, suit or proceeding of any kind against any Company Released Party based upon, arising out of or in connection with any Released Claim released and discharged as described in Section 6.10(a).
(c)    The Releasor represents and warrants that (i) the Releasor has not assigned, transferred, conveyed or otherwise disposed of any interest in any Released Claim and (ii) this Release has been duly and validly executed and delivered by the Releasor and constitutes a valid and binding obligation of the Releasor, enforceable against the Releasor in accordance with its terms. The Releasor understands that Buyer is relying on this Release in connection with the consummation of the transactions under this Agreement, and the Releasor hereby consents to such reliance.
(d)    The Releasor understands that the facts in respect of which this Release is made may be other than or different from the facts now known or believed by the Releasor to be true. The Releasor hereby accepts and assumes the risk that said facts, or any of them, may be different from the facts now known or believed by the Releasor to be true. The Releasor agrees that this Release will remain in effect as fully, completely and legally binding, notwithstanding the discovery or existence of any additional or different facts.
6.11    Confidentiality.
From and for five (5) years after the Closing Date, each Seller (other than Best Buy) and the Sellers’ Representative shall hold, and shall cause their respective Affiliates and Representatives to hold, in confidence any and all information, whether written or oral, concerning the Company or the Business, including any information relating to or connected with customers or suppliers of the Company or the Business, the financial affairs of the Company and the Business, the financial, economic and other terms of the transactions contemplated by this Agreement or any of the other agreements contemplated hereby, and any information delivered to the Sellers or their respective Affiliates or Representatives pursuant to this Agreement or any of the other agreements contemplated hereby, as well as the terms of this Agreement (collectively, “Confidential Information”), except to the extent that such Seller or the Sellers’ Representative, as the case may be, can show that such information (a) is generally available to and known by the public without any breach of this Section 6.11 by such Seller, the Sellers’ Representative, or any of their Affiliates or their respective Representatives; (b) is lawfully acquired by such Seller, the Seller Representative, or any of their respective Affiliates or their respective Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation; (c) is disclosed with Buyer’s prior written approval; (d) is disclosed pursuant to the requirement of a court, administrative agency, or governmental body or in connection with any dispute resolution proceedings between the Parties after the Closing; or (e) is disclosed pursuant to applicable Law. If such Seller or the Sellers’ Representative or any of their respective Affiliates or their respective Representatives are compelled to disclose any Confidential Information by judicial or administrative process or by other requirements of Law, such Seller or the Sellers’ Representative, as the case may be, shall promptly first notify Buyer in writing and shall disclose only that portion of such information which such Seller or the Sellers’ Representative is advised by his, her or its counsel in writing is legally required to be disclosed; provided, however, that if requested by Buyer in writing (and at Buyer’s expense), such Seller or the Sellers’ Representative shall use his, her or its reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information. In the event of a breach of the obligations hereunder by any Seller or the Sellers’ Representative, Buyer, in addition to all other available remedies, shall be entitled to injunctive relief to enforce the provisions of this Section 6.11 in any court of competent jurisdiction. Best Buy will remain subject to all confidentiality obligations pursuant to any agreement in effect between Best Buy and Buyer, the Company or any of their respective Affiliates, including with respect to any Confidential Information regarding the Company.
6.12    Intellectual Property Non-Assertion.
The Sellers (other than Best Buy) agree that they and their respective Affiliates shall not, after the Closing Date, assert against the Company, Buyer, any of their respective Affiliates, or any of their employees, contractors, successors or assigns, or with respect to any products or services of such parties, any of such parties’ resellers, distributors, OEMs, customers or end users, any Intellectual Property Rights held by any Seller or any of their respective Affiliates as of the Closing Date. Best Buy will remain subject to any obligations not to assert any Intellectual Property Rights contained in any agreements between Best Buy and Buyer, the Company or any of their respective Affiliates.
6.13    Covenant to Support.
(a)    At any meeting of the Company’s board of managers or with respect to any action of the Company’s board of managers taken without a meeting, or in any other circumstance upon which any Seller Manager’s (as defined below) vote, consent or other approval is sought, such Seller Manager shall vote (or cause its vote to be voted) in approval of this Agreement and the Purchase and against (i) any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than this Agreement and the Purchase and other than in accordance with this Agreement), (ii) any Acquisition Proposal and (iii) any other proposal or transaction involving the Company (other than in accordance with this Agreement) which would in any manner be reasonably expected to (x) impede, frustrate, or prevent the performance by the Company and the Sellers of their respective obligations under this Agreement or the consummation of the Purchase or (y) change in any manner the voting rights of any class of Company equity. “Seller Manager” means any Seller or who is a member of the Company’s board of managers.
(b)    At any meeting of the Company’s members or with respect to any action of the Company’s members taken without a meeting, or in any other circumstance upon which any Seller’s vote, consent or other approval is sought, such Seller shall vote (or cause its votes to be voted) in approval of this Agreement and the Purchase and against (i) any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than this Agreement and the Purchase and other than in accordance with this Agreement), (ii) any Acquisition Proposal and (iii) any other proposal or transaction involving the Company (other than in accordance with this Agreement) which would in any manner be reasonably expected to (x) impede, frustrate, or prevent the performance by the Company and the Sellers of their respective obligations under this Agreement or the consummation of the Purchase or (y) change in any manner the voting rights of any class of Company equity.
6.14    Company LLC Agreement.
Effective as of immediately prior to the Closing (but following the issuance of 42,639 units to Best Buy), each Seller (including, for the avoidance of doubt, Best Buy), together constituting all of the members of the Company and having the authority to waive, amend or otherwise modify any provision of the Company LLC Agreement under Section 18.1 thereof, hereby irrevocably agrees to the following:
(a)    any provision of the Company LLC Agreement that (i) is inconsistent with or otherwise not in accordance with the terms and conditions of this Agreement or (ii) would require notice to any Seller or would impose any restriction on any transaction contemplated hereunder shall, in any such case, be waived and shall have no force or effect in connection with the Purchase and the other transactions contemplated under this Agreement, and the Sellers hereby expressly agree that in the event of any conflict between the terms and conditions of the Company LLC Agreement and this Agreement, the terms and conditions set forth in this Agreement shall prevail;
(b)    (i) the consideration payable to the Sellers in respect of their equity interests in connection with the Purchase shall be determined solely in accordance with the applicable terms and conditions of this Agreement, including Schedule 1.1 and the Pro Rata Percentages set forth therein, and (ii) any provision of the Company LLC Agreement that is not consistent with the foregoing clause (i) shall be waived and shall have no force or effect in connection with the Purchase and the other transactions contemplated under this Agreement;
(c)    all Board Members (as defined in the Company LLC Agreement) shall be deemed to have been removed as a member of the Board of Managers (as defined in the Company LLC Agreement) effective immediately upon the Closing and no reimbursements or other compensation shall be payable to any Board Member from and after the Closing Date;
(d)    the rights of any Indemnified Person (as defined in the Company LLC Agreement) and the obligations of the Company pursuant to Section 15.3 of the Company LLC Agreement shall cease and have no further effect; and
(e)    Buyer shall automatically be admitted to the Company as the sole Member (as defined in the Company LLC Agreement) and shall thereafter be entitled to amend the Company LLC Agreement by its sole action.
6.15    Further Actions.
Each of the Parties hereto shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action, and do or cause to be done all things necessary, proper and advisable under applicable Law, and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the Closing.
ARTICLE 7.
CONDITIONS TO OBLIGATIONS OF THE PARTIES
7.1    Conditions to Each Party’s Obligations.
The respective obligation of each Party to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or written waiver by each Buyer and Sellers’ Representative (on behalf of each Seller)) at or prior to the Closing of the following conditions:
(r)    Injunction. There will be no effective injunction, writ or preliminary restraining order or any order of any nature issued by any Governmental Authority of competent jurisdiction to the effect that the transactions contemplated by this Agreement may not be consummated as provided in this Agreement, no proceeding or lawsuit will have been commenced by any Governmental Authority for the purpose of obtaining any such injunction, writ or preliminary restraining order and no written notice will have been received from any Governmental Authority indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated by this Agreement; and
(s)    Governmental Consents and Approvals. The consents and approvals disclosed in Schedule 3.5 of the Disclosure Schedules shall have been obtained.

7.2    Conditions to Obligations of the Sellers and the Company.
The obligations of the Sellers and the Company to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by the Sellers’ Representatives on behalf of the Sellers and the Company) at or prior to the Closing of the following conditions:
(p)    Representations and Warranties. The representations and warranties of Buyer contained in Article 5 that are qualified by materiality shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties shall be true and correct as of such earlier date) and the representations and warranties of Buyer contained in Article 5 that are not qualified by materiality shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties shall be true and correct as of such earlier date);
(q)    Performance of Obligations. Buyer shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof;
(r)    Buyer Officer’s Certificate. An authorized officer of Buyer shall have executed and delivered to the Company a certificate (the “Buyer Closing Certificate”) as to compliance with the conditions set forth in Sections 7.2(a) and 7.2(b) hereof; and
(s)    Closing Deliverables. Buyer shall have delivered duly executed copies of the certificates, documents, instruments, and agreements to be delivered by it pursuant to Section 2.3 above.
7.3    Conditions to Obligations of Buyer.
The obligations of Buyer to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by it) at or prior to the Closing of the following conditions:
(a)    Representations and Warranties. The representations and warranties of the Company contained in Article 3 and the representations and warranties of the Sellers contained in Article 4 that are qualified by materiality or Material Adverse Effect shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date (except for representations and warranties that speak as of the specific date prior to the Closing Date, in which case such representations and warranties shall be true and correct as of such earlier date) and the representations and warranties of the Company contained in Article 3 and the representations and warranties of the Sellers contained in Article 4 that are not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except for representations and warranties that speak as of the specific date prior to the Closing Date, in which case such representations and warranties shall be true and correct as of such earlier date);
(b)    Performance of Obligations. The Company and the Sellers shall have performed in all material respects their respective obligations under this Agreement required to be performed by them at or prior to the Closing pursuant to the terms hereof;

(c)    Company’s Officer’s Certificate. An authorized officer of the Company shall have executed and delivered to Buyer a certificate (collectively, the “Company’s Closing Certificate”) as to the Company’s compliance with the conditions set forth in Sections 7.3(a) and 7.3(b);
(e)    Sellers’ Certificate. The Sellers’ Representative shall have executed and delivered to Buyer a certificate (the “Sellers’ Closing Certificate”) as to the Sellers’ compliance with the conditions set forth in Sections 7.3(a) and 7.3(b);
(e)    No Material Adverse Effect. Since the date of this Agreement, there shall have not occurred a Material Adverse Effect.
(f)    Closing Deliverables. The Sellers and the Company shall have delivered duly executed copies of the certificates, documents, instruments, and agreements to be delivered by each of them pursuant to Section 2.2 above; provided that such receipt shall not be deemed to be an agreement by Buyer that the amounts set forth on any of such certificates, documents, instruments, and agreements set forth in Section 2.2 is accurate and shall not diminish Buyer’s remedies hereunder if any of the foregoing certificates, documents, instruments, and agreements is not accurate.
(g)    Non-Competition Agreements. None of the Non-Competition Agreements shall have been rescinded or terminated, and each such Non-Competition Agreement shall become effective as of the Closing.
(h)    Employment Agreements. None of the Employment Agreements (including non-competition clauses, as applicable, and customary confidentiality and assignment of inventions agreements) shall have been rescinded or terminated, and each such Employment Agreement shall become effective as of the Closing.
(i)    Employee Offer Letters. At least 50% of the Company’s employees shall have executed offer letters (including customary confidentiality and assignment of inventions agreements) for employment with Buyer or one of its Affiliates effective as of the Closing.
(j)    Best Buy Warrant. (i) The Company and Best Buy shall have executed (prior to the signing of this Agreement) the Best Buy Agreement attached hereto as Exhibit E, and pursuant to which 42,639 Class A Units shall have been issued to Best Buy immediately prior to the Closing and Best Buy shall become a party to this Agreement as a Seller, and (ii) Best Buy shall have executed and delivered this Agreement as a Seller. The Best Buy Agreement shall not have been rescinded or terminated.
(k)    Stifel Letter. The Stifel Letter shall have been amended in a form acceptable to Buyer in its sole discretion to provide that effective immediately prior to the Closing (i) the Company ceases to be a party to the Stifel Letter, (ii) the Sellers shall be the counterparties to Stifel under the Stifel Letter and shall be liable for any liabilities and obligations arising thereunder and (iii) neither Buyer nor any of its Affiliates (including the Company) shall have any liability or obligation under the Stifel Letter.
ARTICLE 8.
TERMINATION
8.1    Termination.
This Agreement may be terminated at any time at or prior to the Closing (the “Termination Date”) according only to the following:

(a)    in writing, by mutual consent of Buyer and the Sellers’ Representative (on behalf of the Sellers);
(b)    by Buyer (provided that Buyer is not then in material breach of any of its obligations under this Agreement and none of the representations and warranties of Buyer have become untrue, in each case in such a manner as would result in Section 7.2(a) or 7.2(b) not being satisfied) if there has been a material breach of any representation, warranty, covenant or other agreement made by the Company or the Sellers in this Agreement, in each case which breach (i) would result in Section 7.3(a) or Section 7.3(b) not being satisfied (a “Terminating Company Breach”) and (ii) shall not have been cured within twenty (20) days after written notice from Buyer of such Terminating Company Breach is received by the Company and the Sellers’ Representative (on behalf of the Sellers) (such notice to describe such Terminating Company Breach in reasonable detail), or which breach, by its nature, cannot be cured prior to the Outside Date;
(c)    by the Sellers’ Representative (provided that none of the Company or the Sellers is then in material breach of any of their respective obligations under this Agreement and none of the representations and warranties of the Sellers or the Company have become untrue, in each case in such a manner as would result in Section 7.2(a) or Section 7.2(b) not being satisfied) if there has been a material breach of any representation, warranty, covenant or other agreement made by Buyer in this Agreement, or any such representation and warranty shall have become untrue or inaccurate after the date of this Agreement, in each case which breach (i) would result in Section 7.2(a) or 7.2(b) not being satisfied (a “Terminating Buyer Breach”) and (ii) shall not have been cured within twenty (20) days after written notice from the Sellers’ Representative of such Terminating Buyer Breach is received by Buyer (such notice to describe such Terminating Buyer Breach in reasonable detail), or which breach, by its nature, cannot be cured prior to the Outside Date; or
(d)    by written notice by Buyer or the Sellers’ Representative (on behalf of the Sellers and the Company) if the Closing has not occurred on or prior to the date that is one hundred and twenty (120) days after the date hereof (the “Outside Date”), for any reason other than nonperformance by the Party seeking such termination of its obligations under this Agreement.
8.2    Procedure and Effect of Termination.
In the event of the termination of this Agreement and the abandonment of the transactions contemplated hereby pursuant to Section 8.1, written notice thereof shall forthwith be given by the Party so terminating to the other Parties, and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned without further action by any Party. If this Agreement is terminated pursuant to Section 8.1:
(a)    each Party shall (i) redeliver all documents, work papers and other materials of the other Party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the Party furnishing the same or (ii) destroy all such documents, work papers and other materials of the other Party and deliver notice to such Party that such destruction has been completed, in each case in accordance with the requirements of the Confidentiality Agreement;
(b)    all filings, applications and other submissions made pursuant hereto shall, at the option of the Parties, and to the extent practicable, be withdrawn from the agency or other Person to which made;
(d)    there shall be no liability or obligation hereunder on the part of the Company, any Seller, Buyer or any of their respective directors, officers, employees, Affiliates, agents or representatives, except that (i) if the basis of termination is a material breach by the Company, by Seller, or by Buyer, as the case may be, of one or more of the provisions of this Agreement, then the breaching Party shall be liable to the non-breaching Party, and (ii) the obligations provided for in this Section 8.2 and Sections 6.4 (Public Announcements), 9.4 (Liability Limits), 10.4 (Severability), 10.5 (Notices), 10.8 (Expenses), 10.14 (Governing Law), and 10.16 (Consent to Jurisdiction) hereof, and the obligations in the Confidentiality Agreement, shall each survive any such termination; and
(d)    notwithstanding the foregoing, if the Closing does not occur (and including if this Agreement is terminated for any reason) (i) to the extent that any Seller or the Company have any liability or obligation to Buyer, Buyer’s sole recourse with respect to any such liability shall be to the Company, and (ii) no recourse hereunder or under any documents or instruments delivered in connection herewith may be made against any Seller or any officer, agent or employee of Buyer or any Seller or any direct or indirect holder of any equity interests or securities of Buyer or any Seller, any Affiliate of Buyer or any Seller, or any direct or indirect director, officer, employee, partner, affiliate, member, controlling person or representative of any of the foregoing. From and after the Closing, the liabilities and obligations of the Sellers to Buyer shall be in accordance with Article 9 hereof. Notwithstanding any of the foregoing, nothing contained in this Agreement shall relieve any Party from liability for fraud or for any willful and intentional breach of this Agreement.
ARTICLE 9.
INDEMNIFICATION
9.1    Indemnification by the Sellers.
(t)    Subject to the terms and conditions of this Article 9 and Section 6.9, the Sellers (the “Indemnifying Parties”) shall severally, based on their respective applicable Pro Rata Percentages in effect at such time as indicated on Schedule 1.1, and not jointly and severally, defend, indemnify and hold harmless Buyer and the Company (following the Closing) and their respective members, stockholders, officers, managers, directors, employees, Affiliates, equityholders, successors and permitted assigns (the “Buyer Indemnified Parties”) from and against any losses, liabilities, Taxes, damages, costs, claims, judgments and expenses, including reasonable attorneys’, consultants’ and experts’ fees and expenses, whether involving a Third-Party Claim or a claim solely between the parties (each, a “Loss” and collectively, the “Losses”), arising out of or resulting from:
(i)    any breach or inaccuracy of any representation, warranty or certification made by the Company in this Agreement or in any certificate or other document required to be delivered to Buyer in accordance with this Agreement; provided that the determination of the amount of Losses arising out of, related to or resulting from the failure of any such representation, warranty or certification to be true and correct, in each case, will be made as if “material,” “in all material respects,” “Material Adverse Effect” or similar terms were not included therein;
(ii)    any breach or nonperformance prior to the Closing Date of any covenant, agreement or undertaking made by the Company in this Agreement or in any certificate or other document required to be delivered to Buyer in accordance with this Agreement;
(iii)    any Indemnified Tax;
(iv)    any Company Expenses, Change of Control Payments, Transaction Bonus Payments and/or Company Closing Indebtedness other than any such items that are taken into account in the calculation of the Closing Date Payment or the Final Closing Working Capital;

(v)    any Equityholder Claim;
(vi)    any matter identified on Schedule 9.1(a)(vi); and
(vii)    fraud by the Company.
(u)    Subject to the provisions of this Article 9, from and after the Closing, each Seller shall severally, and not jointly and severally, defend, indemnify and hold harmless each of the Buyer Indemnified Parties from, against and in respect of any and all Losses arising out of:
(iv)    any breach or inaccuracy of any representation, warranty or certification made by such Seller (and only by such Seller) in Article 4 or in any certificate or other document required to be delivered to Buyer in accordance with this Agreement (only to the extent such certificate or other document relates to any representation, warranty or certification of such Seller); and
(v)    any breach or nonperformance of any covenant, agreement or undertaking made by such Seller (and only by such Seller) in this Agreement or in any certificate or other document required to be delivered to Buyer in accordance with this Agreement (only to the extent such certificate or other document relates to any covenant, agreement or undertaking of such Seller).
The Losses of the Buyer Indemnified Parties described in this Section 9.1 as to which the Buyer Indemnified Parties are entitled to indemnification are collectively referred to as “Buyer Losses”. No Buyer Indemnified Party’s rights under this Article 9 will be adversely affected by any investigation conducted, or any knowledge acquired or capable of being acquired, by such Buyer Indemnified Party at any time, whether before or after the execution or delivery of this Agreement or the Closing, or by the waiver of any condition to Closing. No Buyer Indemnified Party will be required to show reliance on any representation, warranty, certificate or other agreement in order for such Indemnified Person to be entitled to indemnification hereunder. No Indemnifying Party will have any right of contribution, right of indemnity or other right or remedy against Buyer or the Company in connection with any indemnification obligation or any other liability to which such Indemnifying Party may become subject under or in connection with this Agreement.
9.2    Indemnification Procedure.
(a)    Promptly after receipt by any Buyer Indemnified Party of written notice from a Third Party of a threatened in writing or filed complaint, or the threatened or actual commencement of any audit, investigation, action or proceeding (a “Third-Party Claim”) with respect to which such Buyer Indemnified Party may be entitled to indemnification hereunder, such Buyer Indemnified Party shall provide written notification to the Sellers’ Representative (on behalf of the Sellers) within ten (10) Business Days after such Buyer Indemnified Party has received written notice of such Third-Party Claim; provided, however, that the failure to so notify the Sellers’ Representative shall not relieve the Indemnifying Parties from liability under this Agreement with respect to such claim except to the extent that such failure to notify the Sellers’ Representative materially prejudices the Indemnifying Parties with respect to such claim. The Sellers’ Representative on behalf of the Indemnifying Parties shall have the right, upon written notice delivered to the Buyer Indemnified Party within thirty (30) days thereafter, to assume the defense of such Third-Party Claim, including the engagement of counsel reasonably satisfactory to the Buyer Indemnified Party and the payment of the fees and disbursements of such counsel; provided that (A) any such assumption of a claim by the Sellers’ Representative on behalf of the Indemnifying Parties shall conclusively establish for purposes of this Agreement that such Third-Party Claim is within the scope of and subject to indemnification under Article 9 and (B) the Indemnifying Party shall have no such right to assume the defense of any Third-Party

Claim that (i) involves non-monetary relief including any injunctive or other equitable relief against the Buyer Indemnified Party, (ii) asserts a criminal violation against the Buyer Indemnified Party or is a civil or administrative proceeding brought by a Governmental Authority or relates to such a proceeding, (iii) seeks an amount of Losses in cash in excess of the amount of the Indemnity Escrow Funds available at such time, (iv) seeks any intellectual property license, Encumbrance or royalties or alleges infringement by the Company of such third party’s intellectual property, (v) relates to Tax matters, and/or (vi) relates to the present or future material business operations of Buyer, the Business or the Jaybird Product Category. If the Indemnifying Parties decline or fail to assume the defense of such Third-Party Claim within such thirty (30) day period, however, the Buyer Indemnified Party may engage counsel to represent or defend it in any such Third-Party Claim and, if such Third-Party Claim is a matter with respect to which the Buyer Indemnified Party is entitled to receive payment from the Indemnifying Parties for the Loss in question, the Indemnifying Parties will pay the reasonable fees and disbursements of such counsel as incurred; provided, however, that the Indemnifying Parties will not be required to pay the fees and disbursements of more than one counsel for all Buyer Indemnified Parties in any jurisdiction in any single Third-Party Claim unless the Indemnifying Parties have assumed the defense of such claim and the Buyer Indemnified Party reasonably concludes, based upon the written opinion of independent outside counsel, that the Indemnifying Parties and the Buyer Indemnified Party have actual conflicting interests with respect to such Third-Party Claim, in which case the reasonable fees and expenses of one counsel to the Buyer Indemnified Party solely in connection therewith shall be borne by the Indemnifying Parties to the extent constituting indemnifiable Losses under this Article 9. In any Third-Party Claim with respect to which indemnification is being sought hereunder, the Buyer Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, shall have the right to participate in such matter and to retain its own counsel at such Party’s own expense. The Indemnifying Party or the Buyer Indemnified Party, as the case may be, shall at all times use reasonable efforts to keep the Indemnifying Party or the Buyer Indemnified Party, as the case may be, reasonably apprised of the status of any matter the defense of which they are maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.
(b)    No Indemnifying Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Buyer Indemnified Party unless such settlement or compromise (x) completely, finally and unconditionally releases the Buyer Indemnified Party from all liability with respect to such Third-Party Claim and would not otherwise adversely affect the Buyer Indemnified Party in any material respect, (y) results in no finding or admission of any violation of Law by the Buyer Indemnified Party or any violation of the rights of any Person and would not have any adverse effect on any other claims that may be made against the Buyer Indemnified Party and (z) solely involves the payment of money which the Indemnifying Parties shall fund in full. In the event the Indemnifying Parties have not assumed the defense of the Third-Party Claim pursuant to Section 9.2(a), the Buyer Indemnified Party may settle or compromise such Third-Party Claim in its discretion.
(c)    If a Buyer Indemnified Party claims a right to an indemnification payment pursuant to this Article 9, such Buyer Indemnified Party shall send written notice of such claim to the Sellers’ Representative on behalf of the Indemnifying Party and shall provide a copy of such notice to the Escrow Agent. Such notice shall specify in reasonable detail the basis for such claim and the estimated amount of Losses arising from the claim. From and after receipt of such claim notice, the Sellers’ Representative shall have a period of thirty (30) days to deliver to the Buyer Indemnified Party a response, in which the Seller’s Representative shall (i) agree that the Buyer Indemnified Party is entitled to receive all or any portion of the requested Losses (in which case the response shall be accompanied by written notice to the Escrow Agent executed by the Sellers’ Representative on behalf of the Sellers and by Buyer, instructing the Escrow Agent to release any relevant amount of the Indemnity Escrow Funds to Buyer in accordance with the terms of such memorandum) or (ii) dispute that the Buyer Indemnified Party is entitled to receive all or some portion of the requested Losses. If no such response is received by Buyer from Sellers’ Representative within such thirty (30)-day period, then the amount of Losses claimed by Buyer as set forth in its notice shall be deemed established for purposes of this Agreement and the Escrow Agreement and, at the end of such thirty (30)-day period, Buyer and the Sellers’ Representative agree that the Escrow Agent shall pay to Buyer or its designee the amount claimed in the Buyer’s notice from the Escrow Fund or otherwise. If the Indemnifying Party disputes any claim or claims made in the claim notice, the Buyer Indemnified Party shall have thirty (30) days to respond in a written statement to the objection of the Indemnifying Party. If the Indemnifying Party disputes only a portion of the amount of the claim or claims made in the claim notice, the amount of Losses claimed by Buyer with respect to the undisputed portion of such claim or claims as set forth in its notice shall be deemed established for purposes of this Agreement and the Escrow Agreement and Buyer and the Sellers’ Representative agree that the Escrow Agent shall promptly pay to Buyer or its designee such undisputed amount claimed in the Buyer’s notice from the Escrow Fund or otherwise. If, after such thirty (30) day period there remains a dispute as to any claims, the Buyer Indemnified Party and the Indemnifying Party shall attempt in good faith for thirty (30) days to agree upon the rights of the respective parties with respect to each of such claims. If the Buyer Indemnified Party and the Indemnifying Party should so agree, a memorandum setting forth such final agreement shall be prepared and signed by Buyer and the Sellers’ Representative and such memorandum shall be delivered to the Escrow Agent and the Escrow Agent shall be entitled to rely on any such memorandum for the release of any of the Indemnity Escrow Funds to Buyer in accordance with the terms of such memorandum. If no agreement can be reached after good-faith negotiation between the parties, either Buyer or the Sellers’ Representative may initiate formal legal action with the applicable court in accordance with Section 10.16 to resolve such dispute. The decision of the court as to the validity and amount of any claim shall be binding and conclusive upon the Parties to this Agreement, and the Parties (and, if applicable, the Escrow Agent) shall be entitled to act in accordance with such decision.
9.3    Claims Period.
The Claims Period hereunder shall begin on the date hereof and terminate as follows:
(a)    with respect to Buyer Losses arising under (i) Section 9.1(a)(i) with respect to any breach or inaccuracy of any representation or warranty set forth in Section 3.1 (Organization; Power), Section 3.2 (Capitalization), Section 3.3 (No Subsidiaries), Section 3.4 (Authority Relative to this Agreement), Section 3.12 (Taxes) and Section 3.17 (Brokers and Finders) or as set forth under Section 9.1(b)(i) with respect to any breach or inaccuracy of any representation or warranty in Section 4.1 (Authority Relative to this Agreement), Section 4.4 (Purchased Units) or Section 4.5 (Brokers and Finders) (collectively, the “Fundamental Representations”), the Claims Period shall survive the Closing until thirty (30) days following the expiration of the applicable statutes of limitations; (ii) Section 9.1(a)(i) with respect to any breach or inaccuracy of any representation or warranty set forth in Section 3.15 (Intellectual Property Rights) (the “IP Representations”), the Claims Period shall survive the Closing until the date that is three (3) years following the Closing Date; and (iii) Sections 9.1(a)(ii), (iii), (iv), (v), (vi) and (vii) and Section 9.1(b)(ii), the Claims Period shall survive the Closing until thirty (30) days following the expiration of the applicable statutes of limitations; and
(b)    with respect to Buyer Losses arising under Sections 9.1(a)(i) and 9.1(b)(i) (other than with respect to Buyer Losses arising with respect to any breach or inaccuracy of any of the Fundamental Representations, IP Representations or for fraud), the Claims Period shall terminate as of the date that is twenty-four (24) months following the Closing Date.

No claim for indemnification can be made after the expiration of the applicable Claims Period; provided, however, if prior to the close of business on the last day of the Claims Period, an Indemnifying Party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.
9.4    Liability Limits.
Notwithstanding anything to the contrary set forth in this Agreement, but subject to the remainder of this Article 9, the Sellers’ obligation to indemnify, defend and hold the Buyer Indemnified Parties harmless shall be limited as follows:
(a)    except in the case of fraud and except in the case of any claim in respect of a Fundamental Representation or IP Representation, no indemnity shall be payable pursuant to Section 9.1(a)(i) unless and until the Buyer Indemnified Parties shall have suffered Buyer Losses in excess of [***] in the aggregate (the “Threshold Amount”), and in which case the Buyer Indemnified Parties shall be entitled to recover the full amount of such Threshold Amount of Buyer Losses;
(b)    in no event shall (i) the maximum aggregate indemnification amount required to be paid by the Sellers pursuant to Section 9.1(a)(i) (except in the case of fraud and with respect to breaches or inaccuracies of Fundamental Representations or IP Representations pursuant to Section 9.1(a)(i)) exceed the amount of the Indemnity Escrow Funds (the “Cap”), (ii) the maximum aggregate indemnification amount required to be paid by the Sellers pursuant to Section 9.1(a)(i) (except in the case of fraud) with respect to breaches or inaccuracies of the IP Representations exceed [***] and (iii) the maximum aggregate amount for which Sellers will be liable under this Agreement (except in the case of fraud) with respect to all matters exceed the amount of the Purchase Price (including the Indemnity Escrow Amount), or with respect to any particular Seller’s breach or inaccuracy, such Seller’s Pro Rata Percentage of the Purchase Price (including such Seller’s Pro Rata Percentage of the Indemnity Escrow Amount) (such amounts, as applicable, the “Indemnification Cap”); provided that claims for fraud shall not be limited in any way, except that in the case of any claim of fraud of any Seller, the Buyer Indemnified Party may seek uncapped recovery against such Seller only, and in the case of fraud by the Company, the Buyer Indemnified Party may seek recovery only against all Sellers other than Best Buy in accordance with each such Seller’s Pro Rata Percentage adjusted to redistribute the Pro Rata Percentage of Best Buy among the other Sellers (such that, for the avoidance of doubt, the Buyer Indemnified Party is entitled to recover the full amount of any such claim from the Sellers other than Best Buy);
(c)    (i) the liability of each Seller with respect to Buyer Losses arising under Section 9.1(a) shall be several, and not joint, based on such Seller’s relative Pro Rata Percentage and (ii) no Seller shall have any liability for Buyer Losses arising under Section 9.1(b) except to the extent such Seller has made the representation, warranty or certification in Article 4 or any applicable certificate or made the covenant, agreement or undertaking in this Agreement or any applicable certificate, under which such Buyer Losses arise, and in the event that any representation, warranty, covenant or agreement of a particular Seller is breached in Article 4 or the applicable certificate, only the breaching Seller shall be liable to Buyer for Losses resulting from such breach;
(d)    notwithstanding anything set forth herein to the contrary, but subject to the provisions in Section 9.4(c), any indemnification obligation of a Seller under this Agreement shall be satisfied by each Seller in accordance with such Seller’s Pro Rata Percentage of Buyer Losses;
(e)    for purposes of computing the aggregate amount of indemnifiable claims against any Indemnifying Party, the amount of each claim for Losses by a Buyer Indemnified Party shall be deemed to be an amount equal to, and any payments by the Indemnifying Party shall be limited to, the amount of such Losses that remain after deducting therefrom any Third Party insurance proceeds actually recovered from any Third Party with respect thereto and any indemnity, contributions or other similar payment actually recovered from any Third Party with respect thereto;
(f)    the amount of indemnity payable pursuant to Section 9.1 with respect to any Buyer Loss shall be reduced to the extent such Buyer Loss is included as a specifically identified Current Liability in the final statement of Closing Working Capital;
(g)    except in the case of fraud, no Indemnifying Party shall be required to indemnify any Person for punitive, special or exemplary damages, except to the extent actually paid in connection with a Third-Party Claim;
(h)    any Buyer Indemnified Party that becomes aware of a Loss for which it seeks indemnification under this Article 9 shall act in a commercially reasonable manner to mitigate such Loss in accordance with applicable Law;
(i)    in any case where a Buyer Indemnified Party recovers from any Third Party any amount in respect of a matter with respect to which the Sellers have previously indemnified a Buyer Indemnified Party pursuant to this Agreement, such Buyer Indemnified Party shall promptly pay over to the Sellers’ Representative (on behalf of the Sellers) the amount so recovered (net of any deductibles, costs of recovery and increase in premium payments); and
(j)    any indemnity payment under this Agreement shall be treated as an adjustment to the Purchase Price for U.S. federal income Tax purposes.
9.5    Right of Offset.
In accordance with Section 1.7(e), Buyer, in its sole discretion, is entitled to offset on a dollar-for-dollar basis from any Earnout Payment otherwise payable by Buyer pursuant to Section 1.7 any amounts owed to any Buyer Indemnified Party by the Sellers in their capacity as the Indemnifying Parties under Article 9.
9.6    Exclusive Remedies.
Following the Closing, and other than claims for fraud, the provisions of Section 6.9, Article 9 and Article 10 (including Section 10.15 thereof) hereof set forth the exclusive rights and remedies of the Parties to seek or obtain damages or any other remedy or relief whatsoever from any Party with respect to matters arising under or in connection with this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, this Section 9.6 shall not (i) operate to interfere with or impede the operation of the provisions of Section 1.3 and Section 1.7 providing for the resolution of certain disputes by the Independent Accounting Firm, (ii) limit the rights of Buyer (or any applicable Affiliate of Buyer) or any Buyer Indemnified Party to offset Earnout Payments under Section 1.7(e), Section 1.3(f) and Section 9.5, (iii) limit the rights of the Parties to seek equitable remedies (including specific performance or injunctive relief) or (iv) limit any remedies or recourse with respect to any claims for fraud. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law, except as otherwise provided herein.
ARTICLE 10.
MISCELLANEOUS PROVISIONS
10.1    Amendment, Waiver and Modification.
No amendment, wavier or modification or addition to this Agreement will be valid or effective unless the same is in writing and signed by both Buyer and the Sellers’ Representative.
10.2    Extension; Waiver.
The Party entitled to the benefit of any respective term or provision of this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other Parties to this Agreement or (b) waive compliance with any obligation, covenant or agreement of the other Parties contained in this Agreement. Any agreement with regard to any such extension or waiver will be valid only if set forth in an instrument in writing by the Party granting such extension or waiver. A waiver or failure to enforce any of the terms or provisions of this Agreement will not in any way affect, limit or waive any Party’s rights at any time to enforce strict compliance thereafter with every other term and provision of this Agreement nor will it effect in any way any prior or subsequent breach or default.
10.3    Entire Agreement; Assignment.
This Agreement (along with the Escrow Agreement and the Confidentiality Agreement) constitutes the exclusive, final and entire agreement among the Parties with regard to the subject matter hereof (other than pursuant to the Confidentiality Agreement) and supersedes all other contemporaneous and prior agreements and understandings, whether written or oral, express or implied, among the Parties with regard to the subject matter hereof. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by operation of law or otherwise by any Party without the prior written consent of Buyer and the Sellers’ Representative; provided that Buyer may assign its rights and obligations hereunder to an Affiliate thereof. This Agreement will be binding upon and inure to the benefit of the Parties named in this Agreement and their respective successors and permitted assigns.
10.4    Severability.
The provisions of this Agreement will be deemed severable, and if any provision of this Agreement is determined to be illegal or invalid under applicable Law, such provision may be changed to the extent reasonably necessary to make the provision, as so changed, legal, valid and binding. If any provision of this Agreement is determined to be illegal or invalid in its entirety, such illegality or invalidity will have no effect on the other provisions of this Agreement, which will remain valid, operative and enforceable.
10.5    Notices.
Any notice or other communication required or permitted to be given under this Agreement will be sufficient if it is in writing, sent to the applicable address set forth below (or as otherwise specified by any Party by notice to the other Parties in accordance with this Section 10.5) and delivered personally, mailed by certified or registered first-class mail, sent by recognized overnight courier, postage prepaid and will be deemed given (a) when so delivered personally, (b) if mailed by certified or registered first-class mail, three (3) Business Days after the date of mailing, or (c) if sent by recognized overnight delivery, one business day after the date of sending.
If to the Sellers or the Sellers’ Representative, to:
Jaybird, LLC
3676 W. California Ave., Suite A100
Salt Lake City, Utah 84104
Attention: Judd Armstrong
Telephone: [***]
E-mail: [***]
With a copy (which shall not constitute notice), to:
Parr Brown Gee & Loveless
101 South 200 East, Suite 700
Salt Lake City, Utah 84111
Attention: Seth King
Telephone: (801) 532-7840
E-mail: sking@parrbrown.com
If to Buyer, and to the Company after Closing, to:
Logitech Europe S.A.
EPFL - Quartier de l'Innovation
Daniel Borel Innovation Center
1015 Lausanne, Switzerland
Attn: Francois Stettler, Associate General Counsel

With a copy (which shall not constitute notice), to:
Logitech International, S.A.
c/o Logitech Inc.
7700 Gateway Blvd.
Newark, CA 94560
Attn: Bryan Ko, General Counsel
O'Melveny & Myers LLP
Two Embarcadero Center, 28th Floor
San Francisco, CA 94111-3823
Attention: C. Brophy Christensen
Telephone: (415) 984-8700
E-mail: bchristensen@omm.com

10.6    Section Headings.
The Section headings in this Agreement are inserted for convenience of reference only and are not intended to be part, or to affect the meaning or interpretation, of this Agreement.

10.7    Counterparts; Delivery by Facsimile or PDF.
This Agreement may be executed in a number of counterparts (including by means of telecopied signature pages or signature pages delivered by electronic transmission in portable document format (pdf)), each of which will be deemed an original, but all of which together will constitute one and the same instrument. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or electronic transmission in pdf, will be treated in all manner and respects as an original agreement or instrument and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any Party hereto or to any such agreement or instrument, each other Party hereto or thereto will re-execute original forms thereof and deliver them to all other Parties. No Party hereto or to any such agreement or instrument will raise the use of a facsimile machine or electronic transmission in pdf to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or electronic transmission in pdf, as a defense to the formation of a contract and each such Party forever waives any such defense, except to the extent such defense related to lack of authenticity.
10.8    Expenses.
Except as specifically provided herein, the Sellers will pay their own expenses and the expenses of the Company in connection with the negotiation, execution and performance of this Agreement, the transactions contemplated by this Agreement and all things required to be done in connection with this Agreement, including attorneys’ fees, brokerage or financial advisor fees, filing fees and accounting fees. The expenses of Buyer in connection with the negotiation, execution and performance of this Agreement, the transactions contemplated by this Agreement and all things required to be done in connection with this Agreement, including attorneys’ fees, brokerage or financial advisor fees, filing fees and accounting fees, shall be paid by Buyer.
10.9    Incorporation of Annexes, Exhibits and Schedules.
The Annexes hereto, the Exhibits hereto and all Schedules referred to in this Agreement are specifically incorporated into this Agreement by reference.
10.10    Parties.
With the exception of the parties to this Agreement, there will exist no right of any Person to claim a beneficial interest in this Agreement or any rights occurring by virtue of this Agreement, other than the Buyer Indemnified Parties (to the extent not a Party hereto) and their respective permitted successors and assigns.
10.11    No Construction Against Drafter.
The Parties hereto have participated jointly in the negotiation and drafting of this Agreement. This Agreement is being entered into between competent Persons, who are experienced in business and represented by counsel, and has been reviewed by the Parties and their counsel. Therefore, any ambiguous language in this Agreement will be construed as if drafted collectively by the Parties hereto and no presumption or burden of proof will arise favoring or disfavoring any Party hereto by virtue of the authorship of any of the provisions of this Agreement.
10.12    Further Assurances.
From time to time after the date of this Agreement, without further consideration (except for the reimbursement of reasonable out-of-pocket expenses and costs), the Parties will cooperate with each other and will execute and deliver such documents to the other Parties as such other Parties may reasonably request to carry out any of the transactions contemplated by this Agreement.
10.13    Appointment of Sellers’ Representative.
(a)    Each of the Sellers hereby irrevocably appoints the Person designated from time to time as its true and lawful attorney-in-fact, to act as its representative (the “Sellers’ Representative”) under this Agreement and, as such, to act as such Seller’s agent (with full power of substitution) to take any action on such Seller’s behalf with respect to all matters relating to this Agreement, the Escrow Agreement and the transactions contemplated hereby, subject to the limitations set forth in Section 10.13(d) below. Judd Armstrong is hereby appointed and hereby accepts appointment as the initial Sellers’ Representative (the “Initial Representative”). Each Seller acknowledges that the appointment of the Initial Representative as Sellers’ Representative herein is coupled with an interest and may not be revoked. The Initial Representative accepts its appointment and authorization to act as attorney-in-fact and agent of the Sellers.
(b)    The Initial Representative will serve as the Sellers’ Representative until the earlier of its resignation or removal (with or without cause) by Sellers holding a majority of the Purchased Units (directly or indirectly) as of the date hereof (a “Majority of the Sellers”). Upon the resignation or removal of the Initial Representative, a Majority of the Sellers will select a new Sellers’ Representative who may resign or be removed or replaced (with or without cause) by a Majority of the Sellers. Each time a new Sellers’ Representative is appointed pursuant to this Agreement, such representative will accept such position in writing.
(c)    A Majority of the Sellers will notify Buyer promptly in writing of each change of the Sellers’ Representative. Until Buyer receives the foregoing written notice, Buyer will be entitled to assume that the Person acting as the Sellers’ Representative is still the duly authorized Sellers’ Representative. Buyer will be entitled to rely upon as being binding upon each Seller any agreement, document, certificate or other instrument executed by the Sellers’ Representative in accordance with the terms of this Agreement, and Buyer will not be liable to any Seller for any action taken or omitted to be taken in such reliance, or otherwise in reliance upon the instructions or directions given, or actions taken, by the Sellers’ Representative that are contemplated or permitted to be given or taken thereby by the terms of this Agreement. In all matters arising under this Agreement, the Sellers’ Representative may rely on the advice of counsel, and the Sellers’ Representative will not be liable to anyone for anything done, omitted, or suffered in good faith, by the Sellers’ Representative based on such advice of counsel.
(d)
(i)    In furtherance of the appointment of Sellers’ Representative herein made, each Seller, fully and without restriction (other than the limitations set forth in Section 10.13(d)(ii) below): (i) agrees to be bound by all notices received and agreements and determinations made by and documents executed and delivered by Sellers’ Representative under this Agreement and (ii) grants Sellers’ Representative unlimited authority and power to (A) deliver to Buyer all certificates and documents to be delivered to Buyer by the Sellers pursuant to this Agreement, together with any certificates and documents executed by the Sellers and deposited with the Sellers’ Representative for such purpose, (B) dispute or refrain from disputing any claim made by Buyer under this Agreement or the Escrow Agreement, (C) negotiate and compromise any dispute which may arise under this Agreement or the Escrow Agreement, (D) pay any amounts due Buyer under this Agreement, (E) exercise or refrain from exercising any remedies available to the Sellers under this Agreement, (F) sign any releases or other documents with respect to any such dispute or remedy under this Agreement (provided that such releases or other documents that have a material and disproportionate effect on Best Buy (in relation to the other Sellers) shall require the consent of Best Buy, not to be unreasonably withheld or delayed), (G) waive any condition contained in this Agreement, (H) give such instructions and do such other things and refrain from doing such other things as Sellers’ Representative, in its sole discretion, deems necessary or appropriate to carry out the provisions of this Agreement or the Escrow Agreement, (I) receive all amounts payable by Buyer to Sellers hereunder on behalf of the Sellers and, subject to clauses J, K and L below, pay to each Seller such Seller’s applicable Pro Rata Percentage of such amounts, (J) pay out of funds coming into the hands of the Sellers’ Representative from Buyer, all closing expenses of Sellers, (K) retain such counsel, accountants and other professional advisors as the Sellers’ Representative reasonably deems necessary to assist it in the performance of its duties hereunder and pay the fees, costs and expenses thereof out of the funds coming into the hands of the Sellers’ Representative, including out of the Indemnity Escrow Funds upon any distribution thereof to the Sellers, and (L) retain out of funds coming into the hands of the Sellers’ Representative from Buyer such amounts as the Sellers’ Representative, in its sole discretion, deems appropriate to be held as reserves for expected or potential future expenses or liabilities of the Sellers hereunder and pay such amounts to such parties as it deems appropriate, and may retain funds out of the Indemnity Escrow Funds upon any distribution thereof to the Sellers for such purposes.
(ii)    Notwithstanding the foregoing, the Sellers’ Representative shall not be permitted to (A) bind or otherwise obligate Best Buy to any covenant, obligation or release that will affect Best Buy or in any other manner relinquish or diminish any right of Best Buy (provided that this clause (A) shall not apply with respect to any determinations of the amount of the Purchase Price and any post-Closing adjustments thereto, including any resolution of amounts payable under Article 1 and Article 9 and settlements of the amount of Indemnity Escrow Funds and the amount of any other claims by the Buyer Indemnified Parties under this Agreement), (B) add or amend any covenant or obligation of Best Buy, release by Best Buy or other provision that relinquishes or diminishes any right of Best Buy in this Agreement, the Escrow Agreement or any other agreement, document or certificate to be delivered pursuant to this Agreement (other than with respect to the matters set forth in the parenthetical in clause (A) and other than the right to receive amounts due to Sellers under this Agreement) or (C) amend this Agreement, the Escrow Agreement or any other agreement, document or certificate to be delivered pursuant to this Agreement that will or would reasonably be expected to impact Best Buy in an adverse manner disproportionately compared to the other Sellers, in each case, without the prior written consent of Best Buy, not to be unreasonably withheld or delayed.
(iii)    Neither Buyer, nor the Company, nor any of their Affiliates or successors or assigns, shall direct any officers, directors, managers, members, employees or attorneys of the Company or any of their successors or assigns, or otherwise to disclose or produce any Attorney-Client Communications without the prior written consent of the Sellers’ Representative, which consent may be withheld in his, her or its sole discretion. Payments made by the Sellers’ Representative under clauses D, J and K above shall be considered to be paid by the Sellers based on their respective applicable Pro Rata Percentages.
(e)    The Sellers, severally, based on their respective Pro Rata Percentage, and not jointly and severally, agree to indemnify the Sellers’ Representative and to hold it harmless against any and all loss, liability or expense incurred without bad faith on the part of the Sellers’ Representative and arising out of or in connection with its, his or her duties as the Sellers’ Representative, including the reasonable costs and expenses incurred by the Sellers’ Representative in defending against any claim or liability in connection herewith.

(f)    Buyer shall be entitled to rely upon any action taken and any agreements or amendments entered into by the Sellers’ Representative in its capacity as such as being the action taken or the agreement entered into by every Seller. Upon payment or delivery by Buyer of any amounts required to be paid by Buyer to the Sellers’ Representative under this Agreement or the Escrow Agreement, Buyer shall have no further obligations or liabilities to the Sellers’ Representative or the Sellers with respect to such payment.
10.14    Governing Law.
This Agreement and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of, or related to, any representation or warranty made in, or in connection with, this Agreement) will be governed by, enforced under and construed in accordance with the laws of the State of California applicable to agreements executed and performed entirely within such state, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws of such state.
10.15    Specific Performance.
The Parties acknowledge and agree that any breach of the terms of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy and accordingly the Parties agree that, in addition to any other remedies, each Party shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy, or the posting of a bond or other security therefor.
10.16    Consent to Jurisdiction.
EXCEPT FOR DISPUTES REGARDING CLOSING WORKING CAPITAL PURSUANT TO SECTION 1.3 HEREOF AND DISPUTES REGARDING EARNOUT PAYMENTS PURSUANT TO SECTION 1.7 WHICH ARE REFERRED TO THE INDEPENDENT ACCOUNTING FIRM, THE PARTIES TO THIS AGREEMENT SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE STATE COURTS OF THE STATE OF CALIFORNIA LOCATED IN SANTA CLARA COUNTY OR OTHERWISE AND ANY STATE APPELLATE COURT THEREFROM WITHIN THE STATE OF CALIFORNIA AND TO THE FEDERAL COURTS FOR THE NORTHERN DISTRICT OF CALIFORNIA IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS AGREEMENT WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON BUYER, THE SELLERS’ REPRESENTATIVE OR ANY SELLER BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 10.5.
10.17    Waiver of Jury Trial.
EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.17.
ARTICLE 11.
DEFINITIONS
11.1    Defined Terms.
As used in this Agreement, the following terms shall have the following meanings:
“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person, and in the case of a natural Person shall include such Person’s immediate family members. With respect to the Company, Affiliates of the Company shall mean its Affiliates prior to the Closing Date.
“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, (a) any inquiry relating to acquiring, or any proposal or offer from any Person to acquire, beneficial ownership (as defined under Rule 13(d) of the Exchange Act) of (i) 15% or more of the assets of the Company or (ii) 15% or more of the equity securities of the Company pursuant to a merger, consolidation or other business combination, sale of capital stock, sale of assets, tender offer, exchange offer or similar transaction with respect to the Company, in each case whether directly or indirectly and whether in a single transaction or a series of transactions or (iii) any equity securities of the Company in connection with any equity financing or investment in the Company or (b) any other similar transaction the consummation of which would interfere with the Company’s ability to consummate the transactions contemplated by this Agreement.
“Benefit Plan” means with respect to the Company, (a) each “employee benefit plan” as defined in Section 3(3) of ERISA, and (b) each severance, retention, change in control, bonus, incentive, deferred compensation, profit sharing, retirement, welfare, post-employment welfare, vacation or paid-time-off, stock purchase, stock option or equity incentive plan (including but not limited to the Equity Incentive Plan), program, contract, agreement or arrangement and each other benefit or compensation plan, program, contract, agreement or arrangement, in each case (i) under or with respect to which benefits are or have been provided to the Company’s current or former employees or independent contractors or their respective beneficiaries (other than Social Security in the United States or a substantially similar program in a foreign jurisdiction), or (ii) that is maintained, sponsored or contributed to, or required to be contributed to, by the Company or with respect to which the Company or any ERISA Affiliate has any liability, direct or indirect or contingent or otherwise.
“Best Buy” means Best Buy Co., Inc.
“Best Buy Warrant” means that certain Unit Purchase Warrant, dated June 20, 2013, between the Company and Best Buy, pursuant to which Best Buy has the right to acquire Class A units of membership interest in the Company.
“Change of Control Payments” means any severance, change of control or other similar bonus amounts or payments due to employees, service providers or other third parties which are or may become payable by or on behalf of the Company in connection with the consummation of the Purchase, either alone or in combination with another event, whether payable pursuant to this Agreement, under any contract or employee benefits plans to which the Company is a party, including without limitation, the Benefit Plans, or under any other plan, policy, agreement or arrangement, and whether payable prior to or following the Closing (as defined below), but only to the extent the obligations to make such payments arose on or prior to the 90th day following the Closing Date; provided that the Transaction Bonus Payments shall not be Change of Control Payments for purposes of Section 1.2(d).

“Charter Documents” means an entity’s articles or certificate of organization, articles or certificate of incorporation, or similar organizational documents, as the same may be amended, modified or supplemented from time to time.
“Claims Period” means the period during which a claim for indemnification may be asserted under Article 9 by an Indemnified Party.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Closing Indebtedness” means any Indebtedness of the Company that remains unpaid and outstanding as of immediately prior to Closing; provided that Company Closing Indebtedness shall not include (a) amounts owed on the Working Capital Line of Credit of up to $5,000,000 (but shall include amounts in excess of $5,000,000) and (b) any amounts included in the calculation of the Estimated Closing Working Capital, the Company Expenses or the Change of Control Payments.
“Company Expenses” means any fees, costs or expenses incurred by the Company on behalf of itself or any equityholder of the Company in connection with the negotiation, execution and consummation of this Agreement, and the transactions contemplated hereby (including the negotiation of the February 24, 2016 indication of interest between Logitech Inc. and the Company), including, without limitation, reasonable and documented fees and expenses of attorneys, accountants and any other consultants or investment bankers or brokers.
“Company Intellectual Property” means all Intellectual Property Rights necessary for the operation of the Business as currently conducted, including without limitation, Registered Intellectual Property, Intellectual Property licensed or granted by any Third Party and any and all Company-Owned Intellectual Property.
“Company-Owned Intellectual Property” means all Intellectual Property Rights owned or purported to be owned by the Company or any of its Affiliates.
“Company LLC Agreement” means the Second Amended and Restated Operating Agreement of Jaybird, LLC, dated as of June 24, 2014, as amended pursuant to Section 6.14 of this Agreement and as the same may be further amended, modified or supplemented from time to time, a copy of which has been delivered to Buyer.
“Confidentiality Agreement” means that certain Confidentiality Agreement by and between Logitech Inc. and Stifel, on behalf of the Company, dated as of September 22, 2015.
“Contract” means, with respect to any Person, any contract, arrangement, understanding or agreement, including any license, sublicense, franchise, permit, mortgage, purchase order, indenture, loan agreement, lease, sublease, obligation, instrument, or other arrangement or any commitment to enter into any of the foregoing (whether written or verbal) to which such Person is a party and is bound.
“Copyleft License” means any license that requires, as a condition of use, modification or distribution of Copyleft Materials, that such Copyleft Materials, or other software or content incorporated into, derived from, used, or distributed with such Copyleft Materials: (i) in the case of software, be made available to any third party recipient in a form other than binary (e.g., source code) form, (ii) be made available to any third-party recipient under terms that allow preparation of derivative works, (iii) in the case of software, be made available to any third-party recipient under terms that allow software or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than to the extent any contrary restriction would be unenforceable under law), or (iv) be made available to any third-party recipient at no license fee. Copyleft licenses include without limitation the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License, and all Creative Commons “sharealike” licenses.
“Copyleft Materials” means any software or content subject to a Copyleft License.
“Encumbrances” means and includes security interests, mortgages, liens, pledges, charges, rights of first refusal, preemptive rights, community property interests and other restrictions or encumbrances of any nature.
“Environmental Laws” means all Governmental Regulations relating to pollution, the protection of human health, the environment and/or regulating the use, storage, treatment, generation, transportation, processing, handling, production, removal or disposal of Hazardous Materials, including but not limited to the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §9601 et seq. (“CERCLA”), the Clean Air Act, 42 U.S.C. §7401 et seq., the Clean Water Act, 33 U.S.C. §1251 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. §5101 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. §6901 et seq., and the Toxic Substances Control Act, 15 U.S.C. §2601 et seq., all as amended and in effect as of the date hereof, and any state, local regional or foreign counterparts.
“Equity Incentive Plan” means the Jaybird, LLC 2013 Equity Incentive Plan, as amended, and as the same may be further amended, modified or supplemented from time to time.
“Equityholder Claim” means any claim by any current, former or purported member of the Company asserting or alleging rights with respect to equity interests of the Company or rights that are convertible into, exercisable for or exchangeable for equity interests of the Company, including (i) any claim related to ownership of equity interests, (ii) any claim by any Seller alleging that the Sellers’ Representative has failed to correctly make any payment to any Seller under this Agreement and (iii) any claim relating to any alleged failure of any of the information set forth on Schedule 1.1 (including the Pro Rata Percentages) to be true and correct in all respects or to be binding on the Sellers; provided that “Equityholder Claims” shall not include the obligation following the Closing of Buyer to pay the consideration in accordance with this Agreement in respect of the Purchased Units.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any Person (whether incorporated or unincorporated) that together with the Company would be deemed a “single employer” within the meaning of Section 414 of the Code.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“GAAP” means generally accepted accounting principles in the United States as applied consistently with the past practices of the Company in the preparation of its financial statements.
“Governmental Authority” means any applicable national, federal, regional, provincial, state or local governmental or regulatory authority, agency, board, subdivision, bureau, agency, instrumentality or commission, including courts and tribunals of competent jurisdiction, domestic or foreign.

“Governmental Regulation” means any applicable order, determination, directive, writ, judgment, injunction, decree, Law, common law, statute, ordinance, rule, requirement, code, plan, ruling or regulation of any Governmental Authority.
“Hazardous Materials” means any contaminant, flammable material, radon, radioactive materials, asbestos, fungi, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum and petroleum-based materials, hazardous materials, hazardous wastes, hazardous or toxic substances and any other substances listed or regulated under any Environmental Law.
“HSR Act” means the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended.
“Indebtedness” as applied to any Person means (without duplication) (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments or debt securities, (c) any indebtedness for the deferred purchase price of property or services with respect to which such Person is liable, contingently or otherwise, as obligor or otherwise, (d) any commitment by which such Person assures a creditor against loss (including, without limitation, contingent reimbursement liability with respect to letters of credit), (e) any liabilities under capitalized leases with respect to which such Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, (e) all indebtedness, liabilities and/or obligations of any of the types referred to above which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss (including, without limitation, contingent reimbursement liability with respect to letters of credit), and (f) all interest, fees, prepayment premiums and other expenses owed with respect to any indebtedness, liabilities and/or obligations of any of the types referred to above
“Intellectual Property Rights” means any and all intellectual and industrial proprietary rights and rights in confidential information of every kind and description anywhere in the world, including without limitation (i) patents and patent applications, and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations, continuations-in-part, and counterparts thereof, (ii) Internet domain names, trademarks, service marks, trade dress, trade names, slogans, logos and corporate names, and registrations and applications for registration thereof together with all of the goodwill associated therewith, (iii) copyrights (registered or unregistered), and registrations and applications for registration thereof, (iv) mask works and registrations and applications for registration thereof, (v) industrial designs, (vi) trade secrets and other confidential information, (vii) all rights in databases and data collections, (viii) all moral and economic rights of authors and inventors, however denominated, (ix) all other intellectual property rights and (x) any similar or equivalent rights to any of the foregoing (as applicable).
“Inventory” means all inventories of products and other items used, sold or consumed by the Company, including, as applicable, raw materials, work in process, finished goods, parts, packaging materials and other accessories incorporated therein or attached thereto, including without limitation in each case all materials used, sold or consumed in the ordinary course of business of the Company.
“Knowledge of the Company” or the “Company’s Knowledge”, means (i) the actual knowledge of [***] (ii) the knowledge that any such individual named in clause (i) would reasonably be expected to obtain in the course of carrying out his or her duties in the normal course of business affairs, including, without limitation, after conducting due and diligent inquiry of such individual’s direct reports and any other relevant employees, consultants and advisors of the Company whom such individual reasonably believes has actual knowledge of the matters represented in respect of the applicable subject matter.

“Knowledge of Seller” or the “Seller’s Knowledge” means (i) the actual knowledge of such Seller and (ii) the knowledge that such Seller would reasonably be expected to obtain in the course of acting as a reasonably prudent Seller.
“Law” means any laws (including common laws), statutes, rules, codes, regulations, constitutions, ordinances, rulings, decrees or orders, of, or issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.
“Law Firm” means Parr Brown Gee & Loveless PC, a professional corporation.
“Leased Real Property” means the real property leased by the Company, together with, to the extent leased by the Company, all buildings and other structures, facilities or improvements currently located thereon, all fixtures, systems, equipment, privileges and rights attached or appurtenant thereto.
“Logitech International, S.A.” means Logitech International, S.A., a corporation duly organized under the laws of the Canton of Vaud.
“Material Adverse Effect” means any change, effect, event, occurrence, condition, circumstance, matter or state of facts that is, or could reasonably be expected to be, either individually or in the aggregate, materially adverse to (i) the business, financial condition, prospects, Intellectual Property, assets, liabilities or results of operations of the Company or (ii) the Company’s ability to consummate or to perform its obligations under this Agreement; provided that a Material Adverse Effect shall not include any states of fact, changes, events, effects or occurrences arising out of or attributable to (a) a downturn in general economic, business or regulatory conditions, (b) adverse developments in the industries and markets in which the Company operates, (c) adverse developments in the United States or world economies or securities or financial markets, (d) earthquakes and other natural disasters, hostilities, acts of war or terrorism, (e) the execution or delivery of this Agreement or the transactions contemplated hereby or the public announcement thereof in accordance with this Agreement, or (f) applicable Laws or accounting rules (provided that in the case of clauses (a), (b), (c), (d), (f), such effect or change does not affect the Company in a materially disproportionate manner).
“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including but not limited to any license approved by the Open Source Initiative, or any Creative Commons License. For avoidance of doubt, Open Source Licenses include without limitation Copyleft Licenses.
“Open Source Materials” means any software or content subject to an Open Source License.
“Permitted Encumbrances” mean the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced: (a) statutory liens for taxes, assessments and governmental charges or levies not yet due and payable for which full reserves are maintained on the financial statements of the Company as of the Closing Date; (b) Encumbrances imposed by law, such as materialmen’s, mechanics, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business securing obligations that are not overdue for a period of more than sixty (60) days or which are being contested in good faith by appropriate proceedings (and for which adequate reserves are maintained on the financial statements of the Company as of the Closing Date in conformity with GAAP); (c) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (d) all applicable zoning, entitlement, conservation restrictions and other land use and environmental regulations; (e) restrictive covenants, easements, rights of way, defects, imperfections or irregularities of title and other similar encumbrances entered into in the ordinary course of business, which (A) do not materially interfere with the present or intended use of, or impair the value of, the applicable property and (B) do not individually or the aggregate materially interfere with the conduct of, or impair the value of, the Business; and (f) those Encumbrances set forth on Schedule 11.1 to the Disclosure Schedules.
“Person” means an individual, sole proprietorship, general partnership, limited partnership, joint venture, trust, unincorporated organization, association, corporation, limited liability company, Governmental Authority or other entity.
“Personal Data” shall mean a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number, or any other piece of information that allows the identification of a natural person.
“Pre-Closing Tax Period” means any taxable year or other taxable period of the Company ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.
“ReadyActive Note” means the Asset Purchase Agreement between the Company and Ready Active Pty Ltd, dated as of April 23, 2014.
“Real Property” means the Leased Real Property.
“Registered Intellectual Property” means all patents, patent applications, copyright registrations, copyright applications, registered mask works and applications to register mask works, trademark registrations, trademark applications, domain name registrations and domain name applications issued or granted by, or pending before, any Governmental Authority or Internet domain name registrar.
“Release” shall mean any release, spill, leak, emission, deposit, pumping, pouring, emptying, discharging, injecting, escaping, leaching, disposing, dumping, dispersion or migration of Hazardous Materials into, under, above, onto or from any indoor or outdoor medium, including: (i) the movement of Hazardous Materials through, in, under, above, or from any medium; (ii) the movement of Hazardous Materials off site from any real property; and (iii) the abandonment of barrels, tanks, containers or other closed receptacles containing Hazardous Materials.
“Shrink-Wrap Code” means any generally commercially available software made available on standard terms on a license basis or as a service that is available for a cost of not more than $15,000 in the aggregate for all users and workstations.
“Stifel” means Stifel, Nicolaus & Company, Incorporated.
“Stifel Fee” means any amount payable to Stifel pursuant to the Stifel Letter.
“Stifel Letter” means that certain letter agreement between the Company and Stifel dated as of August 5, 2015, as amended. For the avoidance of doubt, pursuant to Section 7.3(k), the Stifel Letter shall be amended effective immediately prior to the Closing to provide that (i) the Company ceases to be a party to the Stifel Letter, (ii) the Sellers shall be the counterparties to Stifel under the Stifel Letter and (iii) neither Buyer nor any of its Affiliates (including the Company) shall have any liability or obligation under the Stifel Letter.

“Straddle Period” means any taxable year or period of the Company beginning before and ending after the Closing Date.
“Supply Chain Note” means the Financial Accommodation Agreement between the Company and Strade, LLC dated as of February 19, 2016, and any amendments (including notes or “sub-notes”) related thereto.
“Tangible Assets” means all facilities and structures, buildings, installations, fixtures, improvements, betterments, additions, spare parts, stores, supplies, fuel and lubes, machinery, equipment, cranes, forklifts, platforms, vehicles, trucks, chassis, generators, containers, spare tires and parts, tools, appliances, furniture, office furniture, fixtures, office supplies and office equipment, computers, computer terminals and printers, telephone systems, telecopiers and photocopiers, and other tangible personal property of every kind and description.
“Tax” or “Taxes” means any and all federal, state, local and foreign net income, gross income, gross or net receipts, capital gains, sales, use, ad valorem, transfer, franchise, profits, license, capital, lease, service, service use, withholding, payroll, employment, social security, estimated, excise, severance, stamp, registration, recording, occupation, premium, property, unclaimed or abandoned property, value added, environmental (including Code Section 59A), windfall profits, customs, duties or other taxes of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, in each case, whether disputed or not.
“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes submitted to a Taxing Authority including any schedule or attachment or amendment thereto.
“Taxing Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax.
“Third Party” means any Person or group other than the Company and its Affiliates.
“User Data” shall mean any Personal Data or other data or information collected by or on behalf of the Company regarding users of any Company Product or otherwise.
“Working Capital Line of Credit” means the Business Loan Agreement (Asset Based) between the Company and JPMorgan Chase Bank, N.A., dated as of October 13, 2015.
11.2    Other Definitions.
Each of the following terms is defined in the Section set forth opposite such term:

2017 Earnout Amount	Section 1.7(a)
2018 Earnout Amount	Section 1.7(b)
Action	Section 3.10
Agreement	Preamble
Award Agreement	Section 1.8(a)
Best Buy Agreement	Recitals

Bonus Payees	Section 1.8(a)
Business	Recitals
Buyer	Preamble
Buyer Closing Certificate	Section 7.2(c)
Buyer Indemnified Parties	Section 9.1(a)
Buyer Losses	Section 9.1(b)
Buyer Prepared Returns	Section 6.9(c)(ii)
Cap	Section 9.4(b)
CERCLA	Section 11.1
Claim	Section 6.10
Class A Units	Recitals
Class P1 Units	Recitals
Class P2 Units	Recitals
Closing	Section 2.1
Closing Balance Sheet	Section 1.3(a)
Closing Date	Section 2.1
Closing Date Payment	Section 1.2
Closing Working Capital	Section 1.3(a)
Company	Preamble
Company Employees	Section 6.6
Company Privacy Policy	Section 3.15(m)
Company Products	Section 3.15(a)
Company Released Parties	Section 6.10
Company Source Code	Section 3.15(j)
Company’s Closing Certificate	Section 7.3(c)
Confidential Information	Section 6.11
Current Assets	Section 1.3(a)
Current Liabilities	Section 1.3(a)
Data Room	Section 6.2(a)
Disclosure Schedules	Article 3
Earnout	Section 1.7
Earnout Payments	Section 1.7
Earnout Period One	Section 1.7(a)
Earnout Period Two	Section 1.7(b)
Earnout Statement	Section 1.7(d)
Effective Time	Section 2.1
Employment Agreements	Section 3.13(b), Recitals

Environmental Permits	Section 3.11(a)
Escrow Agent	Section 1.4(a)
Escrow Agreement	Section 1.5
Estimated Closing Working Capital	Section 1.3(a)
Estimated Closing Working Capital Shortfall	Section 1.3(a)
FATCA	Section 3.9(d)
Final Closing Working Capital	Section 1.3(e)
Financial Statements	Section 3.6(a)
Fundamental Representations	Section 9.3(a), Section 9.3(a)
Government Officials	Section 3.9(d)
Governmental Authorizations	Section 3.9(b)
Inbound Intellectual Property Contracts	Section 3.15(e)(ii)
Indemnification Cap	Section 9.4(b)
Indemnified Taxes	Section 6.9
Indemnifying Parties	Section 9.1(a)
Indemnity Escrow Amount	Section 1.2(b)
Indemnity Escrow Funds	Section 1.4(a)
Independent Accounting Firm	Section 1.3(d)
Initial Representative	Section 10.13 (a)
Intellectual Property Contracts	Section 3.15(e)(ii)
Interim Period	Section 6.9(b)
Leases	Section 3.7(b)
Losses	Section 9.1(a)
Majority of the Sellers	Section 10.13 (b)
Material Contracts	Section 3.8(a)
Material Customers	Section 3.19
Material Suppliers	Section 3.19
Net Revenue	Section 1.7(c)
New Plans	Section 6.6
Non-Competition Agreements	Recitals
Notice of Working Capital Disagreement	Section 1.3(b)
Old Plans	Section 6.6
Ordinary Course Tax Provisions	Section 3.12(h)
Outbound Intellectual Property Contracts	Section 3.15(e)(i)
Outside Date	Section 8.1(d)
Parties	Preamble
Party	Preamble

Pro Rata Percentages	Section 1.2
PTO	Section 3.13(a)
Purchase	Recitals
Purchase Price	Section 1.2, Section 1.2(a)
Purchased Units	Recitals
Reference Balance Sheet	Section 3.6(a)
Registered IP Rights	Section 3.15(b)
Regulatory Law	Section 6.3(d)
Releasor	Section 6.10
Representatives	Section 6.2(a)
Seller	Preamble
Sellers	Preamble
Sellers’ Closing Certificate	Section 7.3(d)
Sellers’ Representative	Section 10.13(a), Preamble
Sellers’ Representative Fund	Section 1.2(g)
SLEU	Preamble
Stock Power	Section 2.2(a)
Systems	Section 3.15(l)
Target Net Working Capital	Section 1.3(a)
Tax Contest	Section 6.9(d)(i)
Terminating Buyer Breach	Section 8.1(c)
Terminating Company Breach	Section 8.1(b)
Termination Date	Section 8.1
Third-Party Claim	Section 9.2(a)
Threshold Amount	Section 9.4(a)
Transfer Taxes	Section 6.9(f)
WARN Act	Section 3.13(e)
Working Capital Shortfall	Section 1.3(e)

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be executed and delivered as of the date first above written.
BUYER:
LOGITECH EUROPE S.A.

By: /s/ François Stettler
Name: François Stettler
Its: General Counsel EMEA
By: /s/ Paul Verbruggen
Name: Paul Verbruggen
Its: Tax Director EMEA
COMPANY:
JAYBIRD, LLC

By: /s/ Judd Armstrong
Name: Judd Armstrong
Title: Chief Executive Officer
SELLERS:

[***]

BEST BUY CO., INC.

By: /s/ Patrick McIntyre
Name: Patrick McIntyre
Title: VP, Strategy

SELLERS’ REPRESENTATIVE:
Judd Armstrong
By: /s/ Judd Armstrong
Name: Judd Armstrong